  As filed with the Securities and Exchange Commission on October 1, 1999

                                                 Registration No. 333-84661
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                              AMENDMENT NO. 1
                                       TO
                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ---------------
                              ITC/\DeltaCom, Inc.
             (Exact name of registrant as specified in its charter)

        Delaware                      4813                  58-2301135
     (State or other      (Primary Standard Industrial   (I.R.S. Employer
     jurisdiction of      Classification Code Number) Identification Number)
    incorporation or
      organization)

                            1791 O.G. Skinner Drive
                           West Point, Georgia 31833
                                 (706) 385-8000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ---------------
            Andrew M. Walker                           Copies to:
        Chief Executive Officer
           ITC/\DeltaCom, Inc.                   Nancy J. Kellner, Esq.
        1791 O.G. Skinner Drive                  HOGAN & HARTSON L.L.P.
       West Point, Georgia 31833                 555 Thirteenth Street,
             (706) 385-8000                   N.W. Washington, D.C. 20004
(Name, address, including zip code, and              (202) 637-5600
               telephone
 number, including area code, of agent
              for service)

                                ---------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
 Title of each Class of                     Proposed        Proposed       Amount of
    Securities to be        Amount to     Maximum Price Maximum Aggregate Registration
       Registered         be Registered   per Security  Offering Price(1)     Fee
--------------------------------------------------------------------------------------
4 1/2% Convertible
 Subordinated Notes due
 2006..................    $100,000,000       100%        $100,000,000     $27,800(3)
--------------------------------------------------------------------------------------
Common Stock, par value
 $.01 per share(2).....  3,749,531 Shares      --              --              --
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------

(1) Equals the aggregate principal amount of the securities being registered.

(2) Such number represents the maximum number of shares of common stock that are currently issuable upon conversion of the notes. Pursuant to Rule 416 under the Securities Act, the registrant is also registering such indeterminate number of shares of common stock as may be issued from time to time upon conversion of the notes as a result of the antidilution protection or other adjustment provisions of the notes. Pursuant to Rule 457(i), no registration fee is required for these shares.

(3) Previously paid.

                                ---------------
   The registrant hereby undertakes to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

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--------------------------------------------------------------------------------

PROSPECTUS

                                  $100,000,000

                                  ITC/\DeltaCom

                 4 1/2% Convertible Subordinated Notes Due 2006

   Holders of our 4 1/2% Convertible Subordinated Notes due 2006 may offer the notes and the shares of our common stock into which the notes are convertible for sale at various times at fixed prices, at market prices prevailing at the time of sale or at privately-negotiated prices. The selling holders may sell the notes or the common stock directly to purchasers or to or through underwriters, broker-dealers and agents, who may receive compensation in the form of discounts, concessions or commissions.

  . Interest on the notes is payable in arrears on May 15 and November 15 of each year, beginning on November 15, 1999.

  . The notes will mature on May 15, 2006, unless earlier converted or redeemed.

  . The notes are unsecured and rank below our existing and future indebtedness.

  . Holders of the notes may convert any portion of a note, in multiples of $1,000, into our common stock, at a conversion price of $26.67 per share, subject to adjustment in specified circumstances.

  . Our common stock is quoted on the Nasdaq National Market under the symbol "ITCD." On September 30, 1999, the reported last sale price of the common stock on the Nasdaq National Market was $27.50 per share.

  . We may redeem any portion of the notes at any time prior to May 17, 2002, at a redemption price equal to $1,000 per note to be redeemed plus accrued and unpaid interest, if any, to the date of redemption, or we may make the notes nonconvertible after 30 days' notice at any time before May 17, 2002 under specified circumstances. If we redeem the notes or make the notes nonconvertible, we will make an additional "make-whole" payment equal to $212.60 per $1,000 note, minus the amount of any interest we actually paid on the note prior to the notice date with respect to the redeemed notes or, if we make notes nonconvertible, all notes, including notes converted after the notice date.

  . We do not intend to apply to list the notes on any securities exchange or for quotation through any automated quotation system.

  . We will not receive any proceeds from the sale by the selling holders of the notes or the common stock into which the notes are convertible. We will pay all expenses, excluding selling commissions and fees and stock transfer taxes, of the registration and sale of the notes and the common stock.

  . Our headquarters are located at 1791 O.G. Skinner Drive, West Point, Georgia 31833 and our telephone number at this address is (706) 385-8000.

   Investing in the notes or the common stock into which the notes are convertible involves a high degree of risk. See "Risk Factors" beginning on page 1.

                               ----------------
   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities offered by this prospectus or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

                               ----------------

October 1, 1999

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Risk Factors...............................................................   1
Cautionary Note Regarding Forward-Looking Statements.......................  16
Where You Can Find More Information........................................  17
About ITC/\DeltaCom.........................................................  18
ERISA Matters..............................................................  19
Ratio of Earnings to Fixed Charges.........................................  19
Use of Proceeds............................................................  19
Description of the Notes...................................................  20
Description of Capital Stock...............................................  32
Important United States Federal Tax Consequences...........................  35
Selling Holders............................................................  40
Plan of Distribution.......................................................  43
Legal Matters..............................................................  44
Experts....................................................................  44

   The indenture relating to the notes requires ITC/\DeltaCom to distribute to the holders of the notes annual reports containing our financial statements audited by our independent auditors and quarterly reports containing unaudited condensed financial statements for the first three quarters of each fiscal year. As used in this prospectus, "ITC/\DeltaCom," "we," "our," "ours" and "us" refer to ITC/\DeltaCom, Inc. and its subsidiaries, except where the context otherwise requires.

   If it is against the law in any state to make an offer to sell the securities, or to solicit an offer from someone to buy the securities, then this prospectus does not apply to any person in that state, and no offer or solicitation is made by this prospectus to any such person.

   You should rely only on the information contained or incorporated by reference in this prospectus. ITC/\DeltaCom has not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover.

                                  RISK FACTORS

   ITC/\DeltaCom is a full service provider of integrated voice and data telecommunications services on a retail basis to mid-sized and major regional businesses in the southern United States. We refer to this business segment as our Retail Services segment. We are also a leading regional provider of wholesale long-haul services to other telecommunications companies. We call this business segment our Carriers' Carrier Services segment. In connection with these businesses, we own, operate and manage an extensive fiber optic network in the southern United States. A more detailed description of our business may be found under the caption "About ITC/\DeltaCom" and in our Annual Report on Form 10-K for the year ended December 31, 1998, filed with the SEC on March 25, 1999. See "Where You Can Find More Information" for instructions on how to obtain a copy of our Annual Report and other important documents that we have filed with the SEC.

   In addition to the other information contained and incorporated by reference in this prospectus, you should carefully consider the following risk factors relating to ITC/\DeltaCom, the notes and the common stock before purchasing the notes or the common stock offered by this prospectus.

   We expect to continue to have operating losses and negative cash flow after capital expenditures, which may result in our failure to meet our working capital and debt service requirements, including our obligations under the notes.

   As we have implemented our business strategy to expand our telecommunications service offerings, expand our fiber optic network and enter new markets, we have experienced operating losses and negative cash flow after capital expenditures. We expect this will continue during the next several years as we continue to expand our business and make substantial capital expenditures. In addition, we cannot assure you that we will achieve or sustain profitability or positive net cash flow at any time after that period. If we cannot achieve or sustain operating profitability and positive net cash flow, we may not be able to obtain the funds necessary to continue our operations or to repay amounts due on our outstanding indebtedness, including the notes.

   We may not have, or be able to obtain, the significant amounts of capital that we need to expand our network, operations and services as currently planned.

   We need significant capital to expand our network, operations and services according to our business plans. Our current business plans require us to continue to make significant capital expenditures in connection with the accelerated expansion of our fiber optic network and Retail Services segment. During 1998, we made capital expenditures of approximately $148 million and we currently estimate that our capital expenditures will total approximately $250 to $300 million through the year 2000. In addition, we may make substantial capital expenditures after 2000, which expenditures may be even more significant than those in previous periods. If we do not have access to the capital that we require or if our estimates are inaccurate, we will need to change our business plans. This could have a material adverse effect on our business, financial condition and results of operations, and on our ability to repay the notes.

   Our planned capital expenditures primarily will be for:

  . continued development and construction of our fiber optic network, including transmission equipment;

  . continued addition of facilities-based local telephone service to our bundle of integrated telecommunications services, including acquisition and installation of switches and related equipment;

  . the addition of switching capacity, electrical equipment and additional collocation space in connection with the expansion of our provision of local telecommunications services to ISPs;

  .  market expansion; and

  .  infrastructure enhancements, principally for information systems.

   Although we cannot assure you that our capital resources will permit us to fund the planned expansion of our network, operations and services, we expect to have sufficient funds to enable us to expand our business as currently planned. We believe that these funds will be provided by:

    .  cash on hand;

    .  cash flow from operations;

    . borrowings expected to be available under our $50.0 million revolving credit facility; and

    . the proceeds from our May 1999 sale of the notes and our May 1999 common stock offering.

   Our estimates of our future capital needs may not be accurate, which would require us to seek additional financing.

   If our estimates of our capital needs are not accurate for any reason, we may need to seek additional funds from, for example, public or private sales of equity or debt securities:

    .  to fund capital expenditures;

    .  for working capital;

    . to fund new business activities related to our current and planned businesses; and

    . to acquire, or enter into joint ventures and strategic alliances with, other businesses.

   We cannot assure you that we will be able to obtain these funds on favorable terms or at all. Our inability to obtain such funds, if necessary, could have a material adverse effect on our business, financial condition and results of operations.

   Our estimate of future capital requirements is a "forward-looking statement" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The actual amount and timing of our future capital requirements may differ substantially from our estimate due to factors such as:

    .  regulatory, technological, or competitive developments;

    .  unforeseen delays;

    .  cost overruns;

    .  changes in demand for our services; and

    .  new market developments and opportunities.

   We have significant debt and we may be unable to service that debt.

   We have significant debt. Set forth below are some of our recent historical results on a consolidated basis, adjusted to reflect our May 1999 issuance of the notes as if it had occurred on January 1, 1999.

            At June 30, 1999               Six months ended June 30, 1999
            ----------------               ------------------------------
 Indebtedness of $517.5 million         Earnings insufficient to cover fixed
                                        charges by $27.5 million

 Stockholders' equity of $213.3 million EBITDA, as adjusted, less capital expenditures and interest expense of
                                        negative $71.8 million

   EBITDA, as adjusted, represents earnings before extraordinary item, other income (expense), net interest, income taxes, depreciation and amortization. We have included EBITDA, as adjusted, data because it is a measure of performance commonly used in the industry. EBITDA, as adjusted, is not a measure of financial performance under generally accepted accounting principles and should not be considered an alternative to net income as a measure of performance or to cash flows as a measure of liquidity.

   We cannot assure you that we will be able to improve our earnings before fixed charges or that we will be able to meet our debt service obligations, including our obligations to repay the notes. We will be in default under the terms of our debt obligations if:

  . we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments or

  . we otherwise fail to comply with the various covenants in our debt obligations.

   A default would permit the holders of the indebtedness to accelerate its maturity. This, in turn, could cause defaults under our other indebtedness and would have a material adverse effect on our business, financial condition and results of operations, and on our ability to repay the notes.

   Even if we are able to meet our debt service obligations, the amount of debt we have could adversely affect us in a number of ways, including by:

  . limiting our ability to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes;

  . limiting our flexibility in planning for, or reacting to, changes in our business;

  . placing us at a competitive disadvantage relative to our competitors who have lower levels of debt;

  . making us more vulnerable to a downturn in our business or the economy generally; and

  . requiring us to use a substantial portion of our cash flow from operations to pay principal and interest on our debt, instead of contributing those funds to other purposes, such as working capital and capital expenditures.

   To be able to meet our debt service requirements we must successfully implement our business strategy. Therefore, we will need to:

  .  expand our network;

  .  obtain and retain a significant number of customers; and

  .  experience significant and sustained growth in our cash flow.

   We cannot assure you that we will successfully implement our business strategy or that we will be able to generate sufficient cash flow from operating activities to meet our debt service obligations and working capital requirements. Our ability to meet our obligations will be dependent upon our future performance, which will be subject to prevailing economic conditions and to financial, business and other factors.

   If the implementation of our business strategy is delayed or unsuccessful, or if we do not generate sufficient cash flow to meet our debt service and working capital requirements, we may need to seek additional financing. If we are unable to obtain such financing on terms that are acceptable to us, we could be forced to dispose of assets to make up for any shortfall in the payments due on our indebtedness under circumstances that might not be favorable to realizing the highest price for those assets. A substantial portion of our assets consist of intangible assets, the value of which will depend upon a variety of factors, including without limitation, the success of our business. As a result, we cannot assure you that our assets could be sold quickly enough, or for amounts sufficient, to meet our obligations, including our obligations under the notes.

Our current indebtedness contains restrictive covenants that place limits on our business activities.

   We are subject to restrictions under:

  .  the indenture pursuant to which our 93/4% Senior Notes were issued;

  .  the indenture pursuant to which our 87/8% Senior Notes were issued;

  .  the indenture pursuant to which our 11% Senior Notes were issued; and

  .  our $50.0 million revolving credit facility.

   These restrictions affect and, in certain cases, significantly limit or prohibit, among other things, our ability and the ability of our subsidiaries to:

  .  incur additional indebtedness;

  .  create liens;

  .  make investments;

  .  issue stock; and

  .  sell assets.

   Our Senior Note indentures restrict our ability to incur indebtedness, other than indebtedness to finance the acquisition of equipment, inventory or network assets and other specified indebtedness, by requiring compliance with specified leverage ratios. In addition, if and when we borrow funds under our credit facility, our credit facility will require us to maintain specified financial ratios. We cannot assure you that we will be able to maintain the required ratios following such borrowing. In addition, these restrictive covenants may adversely affect our ability to finance our future operations or capital needs, or to engage in other business activities that may be in our interest. See "-- We have significant debt and we may be unable to service that debt."

We may not be able to manage our growth successfully.

   The expansion and development of our business will depend upon, among other things, our ability to:

  .  successfully implement our sales and marketing strategy;

  .  evaluate markets;

  .  design fiber routes;

  .  secure financing;

  .  install facilities;

  .  acquire rights of way;

  .  obtain any required government authorizations;

  . interconnect to, and collocate with, facilities owned by incumbent local exchange carriers; and

  . obtain appropriately priced unbundled network elements and wholesale services from the incumbent local exchange carriers.

   These all must be accomplished in a timely manner, at reasonable cost and on satisfactory terms and conditions. Our rapid growth, particularly in the provision of Retail Services, has placed, and the growth we anticipate in our other services may in the future also place, a significant strain on our administrative, operational and financial resources. Our ability to continue to manage our growth successfully will require us to:

  . enhance our operational, management, financial and information systems and controls; and

  . hire and retain qualified sales, marketing, administrative, operating and technical personnel.

   We cannot assure you that we will be able to do so. In addition, as we increase our service offerings and expand our targeted markets, there will be additional demands on customer support, sales and marketing, administrative resources and network infrastructure. These demands will be intensified if we continue to accelerate our expansion plans. Our inability to manage our growth effectively could have a material adverse effect on our business, results of operations and financial condition, and on our ability to repay the notes.

Development and expansion of our business, including through acquisitions, is subject to regulatory and market risks.

   The successful implementation of our business strategy to provide an integrated bundle of telecommunications services and expand our operations will be subject to a variety of risks, including:

  .  competition and pricing;

  .  the availability of capital on favorable terms;

  .  regulatory uncertainties;

  .  operating and technical problems;

  . the need to establish and maintain interconnection and collocation arrangements with incumbent local exchange carriers in our target markets; and

  .  the potential difficulties of offering local exchange services.

   In addition, the expansion of our business may involve acquisitions of other telecommunications businesses and assets that, if made, could divert our resources and management time and could require integration with our existing operations. We cannot assure you that any acquisitions could be successfully integrated into our operations or that any acquired business will perform as expected. Our failure to implement our expansion and growth strategy successfully would have a material adverse effect on our business, results of operations and financial condition, and on our ability to repay the notes.

Our business is subject to significant competitive pressures.

   Our industry is highly competitive and the level of competition, particularly with respect to pricing, is increasing. For example, prices for long distance services and for data transmission services have declined substantially in recent years. These prices are expected to continue to decline, which will adversely affect our gross margins as a percentage of revenues. In addition, many of our existing and potential competitors have financial, technical and other resources and customer bases and name recognition far greater than our own. We cannot assure you that we will be able to achieve or maintain adequate market share or revenues, or compete effectively in any of our markets.

   . We face intense competition from incumbent local exchange carriers, especially BellSouth

  Local telephone and intraLATA long distance services substantially similar to those that we offer are also offered by the incumbent local exchange carriers serving the markets that we serve or plan to serve. BellSouth is the incumbent local exchange carrier and a particularly strong competitor in most of these markets. BellSouth and other incumbent local exchange carriers already have relationships with every customer. These carriers may be able to subsidize services of the type we offer from service revenues not subject to effective competition, which could result in even more intense price competition. In addition, successful implementation of our business plan for provision of local telephone services is dependent on our ability to obtain the local loop and other services and facilities from BellSouth. We expect that competition from BellSouth in the provision of local telephone services will continue to be intense. By impeding, hindering or delaying provision of services and facilities to us, BellSouth could inhibit or prevent us from providing local telephone service to our customers, which would place us at a substantial competitive disadvantage.

   . Other competitors and technologies in our industries may further increase competition

  Providers of long distance services and Carriers' Carrier Services. We compete with long distance carriers in the provision of interLATA long distance services and Carriers' Carrier Services. The interLATA long distance market consists of three major competitors, AT&T, MCI WorldCom and Sprint. Other companies operate or are building networks in the southern United States and other geographic areas. Our other competitors in the long distance services and Carriers' Carrier Services markets include or are likely to include Regional Bell Operating Companies, or RBOCs, providing out-of-region and, with the future removal of regulatory barriers, in-region long distance services, other competitive local exchange carriers, microwave and satellite carriers, and private networks owned by large end-users. We also compete with direct marketers, equipment vendors and installers, and telecommunications management companies with respect to certain portions of our business.

  Wireless providers. In the future, providers of wireless services may offer products that increasingly become a substitute for, rather than only a supplement to, a customer's wireline communications services. Competition with providers of wireless telecommunications services may be intense. Many of our potential wireless competitors have substantially greater financial, technical, marketing, sales, manufacturing and distribution resources than our own. In recent years, the FCC has made additional spectrum available through public auction for use in wireless communications, including broadband local loops.

  New transmission technologies. We also may increasingly face competition from companies offering long distance data and voice services over the Internet. Such companies could enjoy a significant cost advantage because at present they do not pay carrier access charges or universal service fees. Other competitors are also deploying new transmission technologies in their networks to upgrade capacity and reduce costs. For example, in June 1998, Sprint announced its intention to offer voice, data and video services over its nationwide ATM network, which Sprint anticipates will significantly reduce its cost to provide such services. Sprint plans to bill its customers based upon the amount of traffic carried, without regard to the time required to send the traffic or the traffic's destination. Other advanced networks are being deployed by other carriers.

  Competitive local exchange carriers. We will face competition in the markets in which we operate from one or more competitive local exchange carriers operating fiber optic networks, in some cases in conjunction with the local cable television operator. AT&T, MCI WorldCom, Sprint and others have begun to offer local telecommunications services, either directly or in conjunction with other competitive local exchange carriers in certain locations, and are expected to expand that activity as opportunities created by the federal Telecommunications Act of 1996 develop. BellSouth has announced plans to provide local service in areas of its region where it is not the incumbent local exchange carrier and to establish its own less regulated "competitive local exchange carrier" subsidiaries. In connection with those plans, BellSouth has proceeded to file tariffs with some state regulatory authorities.

   .  Business combinations and strategic alliances may increase competition

     A continuing trend toward business combinations and strategic alliances in the telecommunications industry may further increase competition. For example, the national long distance carrier WorldCom has merged with MCI. MCI WorldCom also acquired competitive local exchange carriers, including MFS Communications Company, Inc. and Brooks Fiber Properties, Inc., and related businesses such as SkyTel, Inc., AT&T has acquired another competitive local exchange carrier, Teleport Communications Group Inc., as well as Tele-Communications, Inc., a major cable television operator, and has announced plans to provide services in conjunction with Time Warner Inc. AT&T has also announced plans to enter into a joint venture with British Telecommunications plc to combine the international assets and operations of each company, including their existing international networks. SBC Communications and Ameritech propose to merge which, if approved, would mean that the seven original RBOCs have been reduced to four. Other proposed or completed acquisitions include:

   . Qwest Communication's acquisition of LCI International, Inc. in June 1998 which created the nation's fourth-largest long distance carrier

   .  Bell Atlantic's proposed acquisition of GTE announced in July 1998

   .  SBC's strategic alliance with Williams Communications

   . BellSouth's recent equity investment in and marketing agreement with Qwest

   .  AT&T's proposed acquisition of Media One

   .  Global Crossing Ltd.'s proposed merger with Frontier Corp.

   .  Qwest's proposed merger with US West Inc.

   These types of strategic alliances and business combinations could put us at a significant competitive disadvantage.

   .  Recent legislation and regulation may also increase competition

  Long distance services. The Telecommunications Act of 1996 creates the foundation for increased competition in the long distance market from the incumbent local exchange carriers. Such competition could affect the successful implementation of our business plans. For example, certain provisions of the Telecommunications Act eliminate previous prohibitions on the provision of both retail and carriers' carrier interLATA long distance services by the RBOCs, subject to compliance by such companies with requirements set forth in the Telecommunications Act and implemented by the FCC. The FCC has rejected RBOC applications to provide interLATA services, including applications from BellSouth covering the states of South Carolina and Louisiana. However, the FCC, various states and other parties are actively considering actions that could expedite approval of interLATA service. BellSouth is actively pursuing favorable state-level approval in Georgia with the goal of obtaining FCC approval in early 2000 to provide interLATA service in that state. BellSouth also is at various stages of the approval process in other states in its region, and it is possible that interLATA entry could be approved in one or more of those states next year. In addition, legislation is pending in Congress that, if enacted, would relax the interLATA restriction in some respects. We could be adversely affected if the RBOCs, and particularly BellSouth, are allowed to provide wireline interLATA long distance services within their own regions before local competition is established.

  Broadband local services. The FCC has proposed new rules that would give the major incumbent local exchange carriers more freedom if they offer broadband local services through separate subsidiaries. Specifically, incumbent local exchange carriers would be allowed to offer advanced data services through such subsidiaries without dominant carrier regulation and without the obligation to make network facilities and services of that affiliate available to competitors. We are evaluating how such actions would impact our ability to compete with BellSouth and other incumbent local exchange carriers. In a related development, cable operators are beginning to offer customers broadband access to the Internet, and AT&T has made arrangements to acquire the use of such cable network for telecommunications services on an exclusive basis. We could be adversely affected if in the future we are not able to offer broadband services to certain customers due to limitations on our ability to reach such customers over broadband local network facilities.

  Additional flexibility for incumbent local exchange carriers. The FCC has recently adopted new policies and rules that grant the incumbent local exchange carriers additional flexibility in the pricing of interstate access services, and states are considering or are expected to consider incumbent local exchange carrier requests for similar regulatory relief with respect to intrastate services. Such pricing flexibility or other significant deregulation of the incumbent local exchange carriers could have a material adverse effect on our business. To the extent the incumbent local exchange carriers are permitted to engage in increased volume and discount pricing practices prior to full competition in local services, or given other regulatory freedom, our results of operations and financial condition could be adversely affected.

  Access charges; universal service. We also could be adversely affected by FCC or state regulatory decisions affecting access charges and universal service. Such decisions could increase our costs of providing service or limit our ability to recover those costs from rates charged to customers. The effect on us would be particularly adverse to the extent that we bear a disproportionate share of these costs compared to our competitors. These matters are the subject of ongoing regulation, and important issues regarding the future of access and universal service charges remain to be resolved.

We face significant challenges in offering local telephone services, including the need to make significant investments and compete with established providers.

   We will have to continue to make significant operating and capital investments, and address numerous operating complexities, to implement our local telephone services strategy. Because of these and possible other unknown factors, we cannot assure you that we will be successful in implementing our local services strategy. Our inability to implement this strategy could have a material adverse affect on our business, results of operations and financial condition, and on our ability to repay the notes. To implement our local services strategy, we are required to:

  .  develop new products, services and systems;

  .  develop new marketing initiatives;

  .  train our sales force in connection with selling these services; and

  . implement the necessary billing and collecting systems for these services.

   In addition, we expect to continue to face significant pricing and product competition from the RBOCs, whose core business is providing local dial tone service and who are currently the dominant providers of services in their markets. We also will face significant competitive product and pricing pressures from other incumbent local exchange carriers and from other companies like us which attempt to compete in the local services market.

   We also expect that the addition of local services to our bundle of telecommunications services will continue to have a negative impact on our gross margin as a percentage of revenues. This is because the gross margin on the resale of local services through incumbent local exchange carrier facilities is lower than the gross margin on our other lines of business. Gross margin means gross revenues less cost of services.

The long distance transmission industry is subject to pricing pressures and risks of industry over-capacity.

   Since shortly after the AT&T divestiture in 1984, the long distance transmission industry generally has experienced over-capacity and declining prices. These trends have exerted downward pressure affecting our Carriers' Carrier Services and we anticipate that prices for our Carriers' Carrier Services will continue to decline over the next several years. Dramatic and substantial price reductions in the long distance industry could force us to reduce our prices significantly, which could have a material adverse effect on our business, financial condition and results of operations, and on our ability to repay the notes.

   We expect these price declines will occur because:

  .  some long distance carriers are expanding their capacity generally;

  . other existing long distance carriers and potential new carriers are constructing new fiber optic and other long distance transmission networks in the southern United States, and BellSouth is likely to receive authority to use its excess capacity to market in-region interLATA services;

  . expansion and new construction of transmission networks is likely to create substantial excess capacity relative to demand in the short or medium term. Persons building such lines are likely to install fiber optic cable that provides substantially more transmission capacity than will be needed because the cost of the fiber cable itself is a relatively small portion of the overall cost of constructing new lines;

  . recent technological advances may also greatly expand the capacity of existing and new fiber optic cable; and

  . the marginal cost of carrying an additional call over existing fiber optic cable is extremely low.

   An increase in the capacity of our competitors could adversely affect our business, even if we are also able to increase our capacity. If industry capacity expands so much that available capacity exceeds overall demand along any of our routes, severe additional pricing pressure could develop. This also could have a material adverse effect on our business, financial condition and results of operations, and on our ability to repay the notes. See "--Our business is subject to significant competitive pressures" for more information on the competitive pressures in our industry.

The local and long distance industries are subject to significant government regulation, and the regulations may change.

   We are required to obtain authorizations from the FCC and state public utility commissions to offer some of our telecommunications services. We are also required to file tariffs for many of our services and to comply with local license or permit requirements relating to installation and operation of our network. Any of the following could have a material adverse effect on our business, results of operations and financial condition, and on our ability to repay the notes:

  .  failure to maintain proper federal and state tariffs;

  .  failure to maintain proper state certifications;

  .  failure to comply with federal, state or local laws and regulations;

  .  failure to obtain and maintain required licenses and permits;

  . burdensome license or permit requirements to operate in public rights-of-way; and

  .  burdensome or adverse regulatory requirements or developments.

   In addition, we recently entered the newly-created competitive local telecommunications services industry. The local telephone services market was opened to competition through the passage of the Telecommunications Act in 1996. Because the FCC and the states are still implementing many of the rules and policies necessary for local telephone competition, and addressing other related issues, it is still uncertain how successful the Telecommunications Act will be in creating local competition. If we are required to change or delay our offering of local services as a result of changes in regulatory requirements, we may experience adverse effects on our business, results of operations and financial condition, and on our ability to repay the notes.

We depend on access service from incumbent local exchange carriers to provide long distance and interexchange private line services, and we could be adversely affected if we do not benefit from reduced access charges at least as much as our competitors.

   We depend on incumbent local exchange carriers to provide access service for the origination and termination of our toll long distance traffic and interexchange private lines. Historically, charges for such access service have made up a significant percentage of the overall cost of providing long distance service. In 1998, the FCC implemented changes to its interstate access rules that, among other things, have reduced per-minute access charges and substituted new per-line flat rate monthly charges. The FCC also approved reductions in overall access rates, and established new rules to recover subsidies to support universal service and other public policies. Additional access charge reductions were implemented in July 1999, and others are expected in the future. The impact of these changes on us or our competitors is not yet clear. We could be adversely affected if we do not experience access cost reductions proportionally equivalent to those of our competitors. New Internet-based competitors generally are exempt from these charges, which could give them a significant cost advantage in this area.

If we are unable to interconnect with BellSouth and incumbent local exchange carriers on acceptable terms, our ability to offer local telephone services will be adversely affected.

   In August 1996, the FCC adopted rules and policies (1) implementing the local competition provisions of the Telecommunications Act and (2) imposing obligations on the incumbent local exchange carriers, including the RBOCs, to enter into interconnection agreements with new competitive entrants like ITC/\DeltaCom. We depend on our interconnection agreements with incumbent local exchange carriers such as BellSouth, GTE, SBC and Sprint to:

  . provide local telephone service through access to local loops, termination service and, in some markets, central office switches of such carriers;

  . resell local telephone services that we obtain from the incumbent local exchange carriers on a wholesale basis; and

  . obtain operational support to ensure timely delivery to us of network elements and wholesale services from the incumbent local exchange carriers.

   In January 1999, the U.S. Supreme Court upheld the FCC's authority to adopt and implement these rules, but required the FCC to reconsider the list of network elements that incumbent local exchange carriers must make available to competitors. In September 1999 the FCC largely reaffirmed its existing requirements.

   Incumbent local exchange carriers meet their obligations under the Telecommunications Act through the use of interconnection agreements negotiated with competitive local exchange carriers under regulatory supervision. Such agreements have been the subject of ongoing disputes, and key issues remain open. Our ability to successfully negotiate interconnection agreements on a timely basis and on favorable terms is critical to our ability to provide local services on a competitive and profitable basis. We cannot assure you that we will be able to enter into or renew interconnection agreements that permit us to offer local services at rates that are both profitable and competitive. Any successful effort by the incumbent local exchange carriers to deny or substantially limit our access to their network elements or wholesale services would have a material adverse effect on our ability to provide local telephone services. This would have a material adverse effect on our business, results of operations, and financial condition, and on our ability to repay the notes.

   Our interconnection agreement with BellSouth is our most significant interconnection agreement, enabling us to provide local services in all nine markets in which BellSouth operates. That agreement currently allows us to provide local service on a resale basis or by purchasing all unbundled network elements required to provide local service on a facilities basis, without having to buy or build our own facilities. The terms of that interconnection agreement, including interim pricing terms to which we and BellSouth have agreed, have been approved by state regulatory authorities in all states in which BellSouth operates. These interim pricing terms remain subject to review and modification by such authorities. In addition, the BellSouth interconnection agreement does not resolve all operational issues. We and BellSouth are continuing to negotiate to resolve those issues.

   The BellSouth interconnection agreement expired on July 1, 1999. We are in negotiations with BellSouth to renew the terms of the interconnection agreement. In addition, we have filed for arbitration of certain unresolved issues with the relevant state regulatory authorities in all BellSouth states except for Kentucky. The agreement provides that the parties will continue to exchange traffic under the current agreement after July 1, 1999 until such time as renewal terms, conditions and prices are ordered by a state commission or negotiated by the parties. The new terms, conditions and prices would then be effective retroactive to July 1, 1999. We cannot assure you that we will be able to renew the interconnection agreement with BellSouth on favorable terms, or at all.

   Under the Telecommunications Act, the RBOCs will not be permitted to provide in-region interLATA long distance services until there is adequate competition in the local services industry. This provides some incentive to the RBOCs to provide access to their facilities to competitive new entrants such as ITC/\DeltaCom. We cannot assure you, however, that once BellSouth or other RBOCs are permitted to offer long distance service, they will continue to be willing to enter into interconnection agreements with us that will enable us to provide local services on competitive and profitable terms.


We are dependent upon rights of way and other third party agreements to expand and maintain our fiber optic network.

   To construct and maintain our fiber optic network, we have obtained easements, rights of way, franchises and licenses from various private parties, including actual and potential competitors and local governments. We cannot assure you that we will continue to have access to existing rights of way and franchises after the expiration of our current agreements, or that we will obtain additional rights necessary to extend our network on reasonable terms. In addition, third parties may challenge our use of rights of way obtained by others. If a franchise, license or lease agreement were terminated and we were forced to remove or abandon a significant portion of our network, such termination could have a material adverse effect on our business, results of operations, and financial condition. Similarly, our business plans could be adversely affected if our network expansion is hindered through delays or denials of rights of way, easements or related licenses on competitive terms.

Our inability to maintain our network infrastructure, portions of which we do not own, could adversely affect our business, results of operations and financial condition, and on our ability to repay the notes.

   Network agreements may be terminated. We have effectively extended our network with minimal capital expenditures by entering into marketing and management agreements with three public utility companies to sell long-haul private line services on the fiber optic networks owned by these companies. Under these agreements, which have remaining terms ranging from three to six years, we generally earn a commission based upon a percentage of the gross revenues generated by the sale of capacity on the utility's networks. We also have an agreement to buy and sell capacity with Carolinas Fibernet, which manages fiber optic facilities in North Carolina and South Carolina. Cancellation or non-renewal of any of these agreements could materially adversely affect our business, results of operations and financial condition, and on our ability to repay the notes.

   Some of our agreements are non-exclusive. In addition, two of our three agreements with the public utility companies are nonexclusive, and we may encounter competition for capacity on the utilities' networks from other service providers that enter into comparable arrangements with the utilities. Any reduction in the amount of capacity that is made available to us could adversely affect us. To the extent that we are unable to establish similar arrangements in new markets, we may be required to make additional capital expenditures to extend our fiber optic network.

   We may experience network equipment failures or cable cuts. Our business also could be materially adversely affected by a cable cut or equipment failure in our fiber optic network. A substantial portion of our owned and managed fiber optic network is not protected by electronic redundancy in the event of a total cable cut. Electronic redundancy enables us to reroute traffic to another fiber in the same fiber sheath in the event of a partial fiber cut or electronics failure.

We are dependent on some large customers for a significant percentage of our revenues and we cannot assure you that we will be able to retain those customers.

   The table below sets forth, for the years ended December 31, 1997 and 1998 and for the six months ended June 30, 1999, the percentage of our consolidated revenues accounted for by our two largest Carriers' Carrier customers and our five largest Retail Services customers.

                              Year Ended             Year Ended          Six Months Ended
                          December 31, 1997      December 31, 1998        June 30, 1999
                        ---------------------  ---------------------  ---------------------
Two largest Carriers'   Approximately 12.5%    Approximately 13.1%
 Carrier customers...   of consolidated        of consolidated        Approximately 11.4%
                        revenues               revenues               consolidated revenues

Five largest Retail     Approximately 10.0%                           Approximately 12.2%
 Services customers...  of consolidated        Approximately 8.5% of  of consolidated
                        revenues               consolidated revenues  revenues

   We cannot assure you that we will be able to retain our customers. The loss of, or a significant decrease of business from, any of our largest customers would have a material adverse effect on our business, results of operations and financial condition, and on our ability to repay the notes.

   For both Carriers' Carrier Services and Retail Services, our customers generally have concurrent arrangements with more than one service provider. This enables our customers to reduce their use of our services and switch to other providers without incurring significant expense. Our agreements with our customers generally provide that the customer may terminate service without an "early discontinuance charge" in the event of specified types of outages in service and for other defined causes. As of June 30, 1999, our Carriers' Carrier business had remaining future long-term contract commitments totaling approximately $124.6 million. Some of those contractual commitments provide that, if the customer is offered lower pricing with respect to any circuit by another carrier, the customer's commitment to us will be reduced to the extent we do not match the price for such circuit and the customer purchases such circuit from the other carrier.

We are dependent on sophisticated billing, customer service and information systems.

   We depend on sophisticated information and processing systems to grow, monitor costs, bill customers, provision customer orders and achieve operating efficiencies. As we increase our provision of dial tone and switched local access services, the need for enhanced billing and information systems will also increase. Our inability to identify adequately all of our information and processing needs, or to upgrade systems as necessary, could have a material adverse effect on our ability to reach our objectives, on our financial condition and on our results of operations, and on our ability to repay the notes.

Failure to obtain Year 2000 compliance may have adverse effects on us.

   The Year 2000 issue is the result of computer programs using two digits, rather than four, to define the applicable year. Because of this programming convention, software, hardware or firmware may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures, miscalculations or errors causing disruptions of operations or other business problems, including, among others, an inability to process transactions, send invoices, or engage in similar normal business activities. Our Year 2000 readiness program is described below. However, we cannot know the actual effects of the Year 2000 issue on our business and operations until the Year 2000. If we and/or our major vendors, third party network service providers, and other material service providers and customers fail to adequately address our respective Year 2000 issues in a timely manner, this could have a material adverse effect on our business, results of operations, and financial condition, and on our ability to repay the notes.

   We have undertaken a comprehensive program to address the Year 2000 issue with respect to the following:

  . our information technology and operating systems, including our network switching, customer service, call detail and billing systems;

  . our non-information technology systems, such as buildings, plant, equipment and other infrastructure systems that may contain embedded microcontroller technology;

  . the systems of our major vendors, third party network service providers and other material service providers, insofar as they relate to our business; and

  .  our major Carriers' Carrier and Retail Services customers.

   Our Year 2000 program involves:

  .  a wide-ranging assessment of the Year 2000 problems that may affect us;

  . the development of remedies to address the problems discovered in the assessment phase;

  .  testing and implementation of the remedies; and

  .  the preparation of contingency plans to deal with worst case scenarios.

   As part of the assessment phase of this program, we have identified substantially all of the major components of the systems described above. To determine the extent to which those systems are vulnerable to the Year 2000 issue, we:

  .  evaluated our internally developed software applications; and

  . made inquiries of substantially all of our significant hardware, software and other equipment vendors, third party network service providers, other material service providers and material customers requesting detailed, written information related to Year 2000 compliance.

   To date, we have received and analyzed responses from a substantial majority of our major vendors and service providers and from our significant Carriers' Carrier and Retail Services customers. We are investigating, and intend to closely monitor, the Year 2000 readiness of the three public utilities that own and operate approximately 3,700 miles of our approximately 8,100-mile fiber optic network. All of those utilities have indicated that they are Year 2000 compliant. In addition, we continue to follow up with respect to those entities that have not yet responded to our Year 2000 inquiries.

   Based upon results of our assessment efforts, we began conducting remediation and testing of at-risk systems identified by the assessment. During the first quarter of 1999, we completed the remediation and testing of internally developed code and the systems that operate and are operated by such software, and we placed the remediated systems and software into production. After we completed the testing of remediated systems, we arranged to conduct laboratory-simulated integrated systems testing. During the second quarter of 1999, we completed the laboratory-simulated testing process. We continue to develop contingency plans to handle our most reasonably likely worst case Year 2000 scenarios, which have not yet been identified fully. We expect to complete the preparation of our contingency plans by the end of the third quarter of 1999. These contingency plans will continue to be refined and updated through the end of 1999, based upon, among other factors, responses from third party inquiries.

   Through June 30, 1999, we incurred approximately $1.7 million in costs for our Year 2000 program. We currently estimate that, in the remainder of 1999, we will incur additional expenses which are not expected to exceed approximately $450,000 to complete our Year 2000 compliance work. These costs, which may vary from the estimates, have been, and will continue to be, expensed as incurred.

We are subject to risks associated with rapid changes in technology.

   The telecommunications industry is subject to rapid and significant changes in technology. In addition, we may be required to select in advance one emerging technology over another, but it will be impossible to predict with any certainty, at the time we are required to make our investment, which technology will prove to be the most economic, efficient or capable of attracting customer usage. Unexpected developments, or our failure to adapt to them, could have a material adverse effect on our business, results of operations and financial condition, and on our ability to repay the notes.

Our success depends on our ability to attract and retain key personnel.

   Our business is currently managed by a small number of key management and operating personnel. We do not have any employment agreements with, nor do we maintain "key man" insurance on, these employees. The loss of the services of key personnel, or the inability to attract, recruit and retain sufficient or additional qualified personnel, could have a material adverse effect on our business, results of operations and financial condition, and on our ability to repay the notes.

Our operating results could vary significantly from period to period.

   Our revenues and operating results could vary significantly from period to period for many reasons, including:

    . significant expenses associated with the construction and expansion of our network and services;

    .  competition and regulatory developments;

    .  changes in market growth rates for our products and services;

    .  availability or announcement of alternative technologies; and

    .  general economic conditions.

   These factors and any resulting fluctuations in our operating results will make period to period comparisons of our financial condition less meaningful and could have a material adverse effect on our business, results of operations and financial condition, and on our ability to repay the notes.

We have several large stockholders who may influence our affairs.

   As of June 30, 1999, Campbell B. Lanier, III beneficially owned approximately 12% of ITC/\DeltaCom's outstanding common stock. To the extent that Mr. Lanier exercises his voting and investment rights in concert with other stockholders, Mr. Lanier and such other stockholders may be able to exercise control over our business by virtue of their voting power with respect to the election of directors and other actions requiring stockholder approval.

We do not pay dividends on our capital stock.

   We have never declared or paid any cash dividends on our capital stock and we do not anticipate paying cash dividends in the foreseeable future. Additionally, our Senior Note indentures and our revolving credit facility restrict our ability to pay dividends.

Several provisions in our certificate of incorporation and bylaws could have effects that conflict with the interests of our stockholders.

   Our certificate of incorporation and bylaws and the General Corporation Law of the State of Delaware contain provisions that could make it more difficult for a third party to acquire control of us, even if such change in control would be beneficial to our stockholders. In particular, the classification of our board of directors may delay or impede the removal of incumbent directors and therefore could have the effect of delaying a change in control. In addition, our certificate of incorporation authorizes the board of directors to issue shares of our preferred stock, in one or more series, without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the board of directors may determine. Any such issuances of preferred stock could make it more difficult for a third party to acquire control of us.

The market price of our common stock has fluctuated significantly, and could fluctuate significantly in the future, as a result of our operating performance and conditions in our industry.

   The market price of our common stock has fluctuated over a wide range since it began trading publicly after our initial public offering in October 1997. The market price may continue to fluctuate in the future.

   The market price of our common stock could be subject to significant fluctuations in response to various factors and events, including, among other things,

  .  the depth and liquidity of the trading market for our common stock;

  . quarterly variations in actual or anticipated operating results and growth rates;

  .  changes in estimates by analysts;

  .  market conditions in the industry;

  .  announcements by competitors;

  .  regulatory actions; and

  .  general economic conditions.

   In addition, the stock market in recent years has experienced significant price and volume fluctuations that have often been unrelated to the operating performance of companies. These fluctuations have particularly affected the market prices of the stocks of telecommunications companies.

   Any of these events would likely result in a material adverse effect on the market price of our common stock.

The notes rank below our existing and future senior indebtedness and we may be unable to repay our obligations under the notes.

   The notes are unsecured and subordinated in right of payment to all of our, and our subsidiaries', existing and future "senior indebtedness," as that term is defined in the indenture under which the notes were issued.

Senior indebtedness includes all borrowings under our secured credit facility, and the 11% Senior Notes, the 8 7/8% Senior Notes and the 9 3/4% Senior Notes. Because the notes are subordinate to our senior indebtedness, (1) in the event of our bankruptcy, liquidation, or reorganization, (2) upon the acceleration of the notes due to an event of default and (3) in certain other events, we will make payments on the notes only after we have satisfied all of our senior debt obligations. Therefore, we may not have sufficient assets remaining to pay amounts on any or all of the notes. In addition, the notes are effectively subordinated to all liabilities, including trade payables, of our subsidiaries. Consequently, our right to receive assets of our subsidiaries upon their liquidation or reorganization, and the rights of the holders of the notes to share in those assets, would be subordinate to the claims of the subsidiaries' creditors.

   The notes are the exclusive obligations of ITC/\DeltaCom. The notes indenture does not limit our ability, or the ability of our subsidiaries, to incur senior indebtedness, other debt and other liabilities. We may have difficulty paying our obligations under the notes if we or our subsidiaries incur additional debt or liabilities. As of June 30, 1999, ITC/\DeltaCom had approximately $417.5 million of indebtedness outstanding on a consolidated basis, excluding the notes. Substantially all of this indebtedness would be considered senior indebtedness under the indenture.

   Our Senior Note indentures permit us and our subsidiaries to incur an unlimited amount of debt to finance the acquisition of equipment, inventory and network assets and to secure such debt. Our Senior Note indentures permit us and our subsidiaries to incur additional debt--up to $100 million under the 11% Senior Note indenture, and up to $150 million under the 8 7/8% Senior Note indenture and the 9 3/4% Senior Note indenture, which may be increased to $250 million under conditions specified in the Senior Note indentures. Under our credit facility, we have available borrowings of $50.0 million, subject to compliance with the credit agreement. Our credit facility is secured by substantially all of the assets of our subsidiaries.

   We expect that from time to time we will incur additional debt, including senior indebtedness, and that we and our subsidiaries may, from time to time, incur other additional indebtedness and liabilities. See "Description of the Notes--Subordination of Notes."

We may be unable to pay the redemption price for the notes.

   Upon a "fundamental change," as that term is defined in the notes indenture, each holder of notes will have the right to require ITC/\DeltaCom to redeem all or a portion of such holder's notes. If a fundamental change were to occur, we cannot assure you that ITC/\DeltaCom would have sufficient funds to pay the redemption price for all notes tendered by the holders thereof. Under the current terms of our credit facility, we would be prohibited from redeeming the notes in the event of a fundamental change. In addition, the Senior Notes and other indebtedness that we may incur from time to time may prohibit us from redeeming the notes. If a fundamental change occurs at a time when we are prohibited from purchasing or redeeming notes, we could seek the consent of our lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If we do not obtain such a consent to repay such borrowings, we would remain prohibited from purchasing or redeeming notes. In such case, our failure to redeem tendered notes would constitute an event of default under the notes indenture, which might constitute a default under the terms of other indebtedness that we may enter into from time to time. In such circumstances, the subordination provisions in the notes indenture would likely restrict payments to the holders of the notes. The term "fundamental change" is limited to certain specified transactions and may not include other events that might adversely affect our financial condition, nor would the requirement that we offer to repurchase the notes upon occurrence of a fundamental change necessarily afford holders of the notes protection in the event we undertake a transaction, reorganization, merger or similar transaction in which we incur substantial additional debt. See "Description of the Notes--Redemption at Your Option."

There is no public market for the notes.

   The initial purchasers of the notes, though they have advised us that they intend to make a market in the notes, are not obligated to do so and may discontinue market-making at any time without notice. Their market-making activity will be subject to the limits imposed by the securities laws. We cannot guarantee that the market for the notes will be maintained. The trading price of the notes may decline if there ceases to be an active trading market for them. We do not intend to apply for listing of the notes on any securities exchange. Accordingly, we cannot assure as to the development or liquidity of any trading market for the notes.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus and the information incorporated by reference in it include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We intend the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these sections. All statements regarding our expected financial position and operating results, our business strategy and our financing plans are forward-looking statements. These statements can sometimes be identified by our use of forward-looking words such as "may," "will," "anticipate," "estimate," "expect," or "intend." We cannot promise you that our expectations in such forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations. Important factors that could cause our actual results to be materially different from our expectations include those discussed in this prospectus under the caption "Risk Factors" beginning on page 1. We undertake no obligation to update or publicly revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC, including the registration statement, at the following SEC public reference rooms:

   450 Fifth Street,N.W.   7 World Trade Center        500 West Madison
        Room 1024                Suite 1300                 Street
     Washington, D.C.         New York, New York          Suite 1400
          20549                    10048               Chicago, Illinois
                                                            60661



   Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

   Our common stock is quoted on The Nasdaq National Market under the symbol "ITCD," and our SEC filings can also be read at the following Nasdaq address:

                               Nasdaq Operations
                              1735 K Street, N.W.
                            Washington, D.C. 20006

   Our SEC filings are also available to the public on the SEC's Web Site at http://www.sec.gov.

   The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, including any filings after the date of initial filing and prior to the effectiveness of the registration statement of which this prospectus is a part, until we have sold all of the securities to which this prospectus relates or the offering is otherwise terminated.

  . Our Annual Report on Form 10-K for our fiscal year ended December 31, 1998, filed with the SEC on March 25, 1999, as amended by our Form 10-K/A, filed with the SEC on April 30, 1999.

  . Our Quarterly Reports on Form 10-Q for our quarterly periods ended March 31, 1999, filed with the SEC on May 17, 1999, and June 30, 1999, filed with the SEC on August 13, 1999.

  . Our Current Reports on Form 8-K, filed with the SEC on April 30, 1999 and May 6, 1999.

  . The Description of our common stock included in a registration statement on Form 8-A, filed with the SEC on October 22, 1997, including any amendments or reports filed for the purpose of updating that description.

   You may request a copy of these filings, at no cost, by writing to us at the following address or telephoning us at (706) 385-8000 between the hours of 9:00 a.m. and 4:00 p.m., West Point, Georgia local time:

                              ITC/\DeltaCom, Inc.
                         Attention: Investor Relations
                            1791 O.G. Skinner Drive
                           West Point, Georgia 31833

                               ABOUT ITC/\DELTACOM

   We are a full service provider of integrated voice and data telecommunications services on a retail basis to mid-sized and major regional businesses in the southern United States. We are also a leading regional provider of wholesale long-haul services to other telecommunications companies. In connection with these businesses, we own, operate and manage an extensive fiber optic network in the southern United States.

Our Retail Services Segment

   We are a full service provider of integrated retail telecommunications services to mid-sized and major regional businesses in a bundled package tailored to the business customer's specific needs. These Retail Services include:

  .  local exchange telephone services;

  .  long distance services;

  .  calling card and operator services;

  . Asynchronous Transfer Mode, or ATM, frame relay, high capacity broadband private line services;

  .  Internet, Intranet, web page hosting and development services;

  . primary rate interface connectivity and collocation services to Internet service providers;

  .  customer premise equipment sales, installation and repair; and

  . enhanced services, including conference calling, fax broadcasting and pre-paid calling cards.

   In connection with offering local exchange services, we have entered into interconnection agreements with the following incumbent local exchange carriers:

  .  BellSouth Telecommunications, Inc., for all of its markets;

  .  GTE Corporation, for its Alabama market;

  .  Sprint Corporation, for its Florida markets; and

  .  SBC Communications, for its Arkansas markets.

   The interconnection agreements allow us to resell the local exchange services of the incumbent carrier and to interconnect our network with their networks. This allows us to offer local exchange services to our current customer base and to enter new markets with minimal capital expenditures. We intend to complete interconnection agreements with GTE, SBC and Sprint for certain other markets that we serve or intend to serve.

Our Carriers' Carrier Services Segment

   We also provide wholesale long-haul services, which we call our "Carriers' Carrier Services," to other telecommunications carriers. This means we sell capacity on our network to, and switch and transport telecommunications traffic for, such carriers. Our Carriers' Carrier customers include, among others, AT&T Corp., MCI WorldCom, Inc., Qwest Communications International, Inc., Sprint Corporation, Cable & Wireless Communications, Inc., Allnet Communications Services, Inc. d/b/a Frontier Communications Services and IXC Communications, Inc.

Our Principal Executive Offices, Telephone Number And Internet Address

   Our headquarters are located at 1791 O.G. Skinner Drive, West Point, Georgia 31833, our telephone number at this address is (706) 385-8000 and our Internet site is located at http://www.itcdeltacom.com. Information contained on our Web site is not, and should not be deemed to be, a part of this prospectus.

                                 ERISA MATTERS

   ITC/\DeltaCom and its subsidiaries may each be considered a "party in interest," within the meaning of the Employee Retirement Income Security Act, or a "disqualified person," within the meaning of Section 4975 of the Internal Revenue Code, with respect to many employee benefit plans that are subject to ERISA. The purchase of offered securities by an ERISA plan, including an individual retirement plan, that is subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of the Internal Revenue Code and with respect to which ITC/\DeltaCom or any of its affiliates is a service provider, or otherwise is a party in interest or a disqualified person, may constitute or result in a prohibited transaction under ERISA or the Internal Revenue Code, unless such offered securities are acquired pursuant to and in accordance with an applicable federal statutory exemption, or administrative exemption issued on a class-wide basis by the United States Department of Labor. Any pension or other employee benefit plan proposing to acquire any offered securities should consult with its counsel.

                       RATIO OF EARNINGS TO FIXED CHARGES

   The following table sets forth ITC/\DeltaCom's ratio of earnings to fixed charges on a historical basis for the periods indicated. The ratio of earnings to fixed charges is computed by dividing income from continuing operations before income taxes and fixed charges by total fixed charges. Earnings consist of income before income tax expense (benefit), preacquisition earnings (loss) and extraordinary loss, plus fixed charges. Fixed charges represent interest expense (including capitalized interest), the amortization of debt issuance costs, and the portion of rental expense under operating leases representing interest (estimated to be one-third of such expense).

                                                                   Six Months
                                            Fiscal Year              Ended
                                  --------------------------------  June 30,
                                  1994 1995  1996   1997    1998      1999
                                  ---- ---- ------ ------- ------- ----------
                                       (in thousands, except ratio data)
Ratio of earnings to fixed
 charges......................... 2.65  --     --      --      --       --
Deficiency of earnings to fixed
 charges.........................  N/A $807 $5,143 $13,664 $32,360  $25,854(a)

--------

(a) For the six months ended June 30, 1999, as adjusted to reflect our May 1999 issuance of the notes as if it had occurred on January 1, 1999, earnings would have been insufficient to cover fixed charges by $27.5 million.

                                USE OF PROCEEDS

   The selling holders will receive all of the net proceeds from the sale of their notes and the common stock into which the notes are convertible. Accordingly, ITC/\DeltaCom will not receive any proceeds from the sale by the selling holders of the notes and the common stock into which the notes are convertible.

                            DESCRIPTION OF THE NOTES

   We issued the notes under an indenture dated as of May 12, 1999 between ITC/\DeltaCom, Inc. and U.S. Trust Company of Texas, N.A., as trustee. The notes are covered by a registration rights agreement dated as of May 12, 1999 between ITC/\DeltaCom, Inc. and the placement agents listed in that agreement. You may request a copy of the indenture and the registration rights agreement from the trustee.

   We have summarized portions of the indenture and the registration rights agreement below. We urge you to read the indenture and the registration rights agreement because they define your rights as a holder of the notes. In this section, "ITC/\DeltaCom," "our," "we" and "us" each refers only to ITC/\DeltaCom, Inc. and not to any of its subsidiaries.

General

   We issued $100,000,000 aggregate principal amount of notes. The notes are unsecured general obligations of ITC/\DeltaCom subordinate in right of payment to certain other obligations of ITC/\DeltaCom and convertible into common stock as described below. The notes are issued only in denominations of $1,000 and multiples of $1,000 and will mature on May 15, 2006, unless earlier converted or redeemed by ITC/\DeltaCom or redeemed at the option of the holder upon a "Fundamental Change," as defined below.

   The indenture does not contain any financial covenants or restrict us from paying dividends, incurring indebtedness, including "Senior Indebtedness" as defined below under "--Subordination of Notes," or issuing or repurchasing our other securities. The indenture also does not contain covenants or other provisions to protect holders of the notes in the event of a highly leveraged transaction or a change in control, except to the extent described under "-- Redemption at Option of the Holder."

   The notes bear interest at the annual rate of 4 1/2% from May 12, 1999 or from the most recent date to which interest has been paid. We will pay interest in arrears on May 15 and November 15 of each year, commencing on November 15, 1999, to holders of record at the close of business on the preceding May 1 and November 1, except:

  . that the interest payable upon redemption, unless the date of redemption is an interest payment date, will be payable to the person to whom principal is payable; and

  .  as set forth in the next succeeding sentence.

   In the case of any note, or portion of any note, which is converted into common stock of ITC/\DeltaCom during the period from, but excluding, a record date for any interest payment date to, but excluding, the interest payment date, then either:

  . if the note, or portion of the note, has been called for redemption on a redemption date which occurs during that period, or is to be redeemed in connection with a Fundamental Change on a Repurchase Date, as defined below, which occurs during such period, ITC/\DeltaCom shall not be required to pay interest on such interest payment date in respect of any, or any portion of, that note; or

  . if otherwise, any note, or portion of any note, submitted for conversion during that period is accompanied by funds equal to the interest payable on such interest payment date on the principal amount so converted.

   See "--Conversion of Notes." Interest may, at our option, be paid either:

  . by check mailed to the address of the person entitled to receive it as it appears in the note register, provided that a holder of notes with an aggregate principal amount in excess of $10.0 million shall, at the written election of the holder, be paid by wire transfer in immediately available funds, or

  . by transfer to an account maintained by such person located in the United States; provided, however, that payment to DTC will be made by wire transfer of immediately available funds to the account of DTC or its nominee. DTC means The Depository Trust Company, New York, New York.

   Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Form, Denomination and Registration

   We issued the notes in fully registered form, without coupons, in denominations of $1,000 principal amount and multiples of $1,000.

   Global Note, Book-Entry Form. Notes that were sold to "qualified institutional buyers," as defined in Rule 144A under the Securities Act ("QIBs"), were represented by global notes, which were deposited with, or on behalf of, DTC and registered in the name of Cede & Co. as DTC's nominee. Except as described below, the global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

   You may hold your interests in the global note directly through DTC if you are a participant in DTC, or indirectly through organizations which are participants in DTC (the "Participants"). Transfers between Participants will be effected in the ordinary way according to DTC rules and will be settled in same day funds. The laws of some states require that specified persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in the global note to those persons may be limited.

   If you are not a Participant, you may beneficially own interests in the global note held by DTC only through Participants, or selected banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). So long as Cede & Co., as the nominee of DTC, is the registered owner of the global note, Cede & Co. for all purposes will be considered the sole holder of the global note. Except as provided below, owners of beneficial interests in the global note will not be entitled to have certificates registered in their names, will not receive physical delivery of certificates in definitive registered form, and will not be considered the holders of the global note.

   We will pay interest on and the redemption price of the global note to Cede & Co. by wire transfer of immediately available funds on each interest payment date or the redemption or repurchase date, as the case may be. Neither ITC/\DeltaCom, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

   We have been informed by DTC that, with respect to any payment of interest on, or the redemption price of, the global note, DTC's practice is to credit Participants' accounts on the payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by the global note as shown on the records of DTC, unless DTC has reason to believe that it will not receive payment on such payment date. Payments by Participants to owners of beneficial interests in the principal amount represented by the global note held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in "street name."

   Because you cannot hold a physical certificate representing your interest in the global note and because DTC can only act on behalf of Participants, your ability to pledge your interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of your interest, may be affected by the absence of a physical certificate representing your interest in the global note.

   Neither ITC/\DeltaCom, the trustee nor any registrar, paying agent or conversion agent under the indenture will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations. DTC has advised ITC/\DeltaCom that it will take any action permitted to be taken by a holder of notes, including, without limitation, the presentation of notes for exchange as described below, only at the direction of one or more

Participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which such Participant or Participants has or have given such direction.

   DTC has advised us that it is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its Participants and to facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes to the accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include other organizations such as the placement agents. Some of these Participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Participant, either directly or indirectly.

   Although DTC has agreed to the procedures described above in order to facilitate transfers of interests in the global note among Participants, DTC is under no obligation to perform or continue to perform those procedures, and the procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed within 90 days, we will cause notes to be issued in definitive registered form in exchange for the global note.

   Certificated Notes. Certificated notes may be issued in exchange for notes represented by the global note if no successor depositary is appointed by ITC/\DeltaCom as set forth above under "--Global Note, Book-Entry Form."

Conversion of Notes

   You may convert your notes into common stock at any time after August 10, 1999, which is 90 days after May 12, 1999, the date of original issuance of the notes, through the close of business on May 15, 2006, the final maturity date of the notes, subject to prior redemption and our ability to make the notes nonconvertible under certain circumstances as described under "Provisional Redemption or Nonconversion Election by ITC/\DeltaCom." You may convert any notes or portions thereof in denominations of $1,000 or multiples of $1,000 at the conversion price set forth on the cover page of this prospectus, subject to adjustment as described below. Except as described below, no payment or other adjustment will be made on conversion of any notes for interest accrued or for dividends on any common stock issued upon conversion. If any notes not called for redemption are converted between a record date and the next interest payment date, the notes must be accompanied by funds equal to the interest payable on the next interest payment date on the principal amount so converted. We are not required to issue fractional shares of common stock upon conversion of notes and, instead, may pay a cash adjustment based upon the market price of common stock on the last business day prior to the date of conversion. In the case of notes called for redemption, conversion rights will expire at the close of business on the business day preceding the day fixed for redemption unless we default in the payment of the redemption price. You may convert a note which you have elected to be redeemed upon a Fundamental Change only if you withdraw your election to redeem according to the terms of the indenture.

   The initial conversion price of $26.67 per share of common stock is subject to adjustment upon specified events, including:

  (1) the issuance of common stock as a dividend or distribution on the common stock;

  (2) specified subdivisions and combinations of the common stock;

  (3) the issuance to all holders of common stock of rights or warrants to purchase common stock entitling them to purchase or subscribe for common stock at less than the Current Market Price (as defined);

  (4) the distribution to all holders of shares of common stock of capital stock (other than common stock) or evidences of indebtedness of ITC/\DeltaCom or of assets, including securities, but excluding those rights, warrants, dividends and distributions referred to above or paid in cash;

  (5) distributions consisting of cash, excluding any quarterly cash dividend on the common stock to the extent that the aggregate cash dividend per share of common stock in any quarter does not exceed the greater of:

    (x) the amount per share of common stock of the next preceding quarterly cash dividend on the common stock to the extent that such proceeding quarterly dividend did not require any adjustment of the conversion price pursuant to this clause (5), as adjusted to reflect subdivisions or combinations of the common stock, and

    (y) 3.75% of the average of the last reported sales price of the common stock during the ten trading days immediately prior to the date of declaration of such dividend,

    and excluding any dividend or distribution in connection with the liquidation, dissolution or winding up of ITC/\DeltaCom. If an adjustment is required to be made as set forth in this clause (5) as a result of a distribution that is a quarterly dividend, such adjustment would be based upon the amount by which such distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to this clause (5). If an adjustment is required to be made as set forth in this clause (5) as a result of the distribution that is not a quarterly divided, such adjustment would be based upon the full amount of the distribution;

  (6) payment in respect of a tender offer or exchange offer by ITC/\DeltaCom or any subsidiary of ITC/\DeltaCom for all or any portion of the common stock to the extent that the cash and value of any other consideration included in such payment per share of common stock exceeds the Current Market Price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

  (7) payment in respect of a tender offer or exchange offer by a person other than ITC/\DeltaCom or any subsidiary of ITC/\DeltaCom in which, as of the closing date of the offer, the board of directors is not recommending rejection of the offer. The adjustment referred to in this clause (7) will only be made if the tender offer or exchange offer is for an amount that increases the offeror's ownership of common stock to more than 25% of the total shares of common stock outstanding, and if the cash and value of any other consideration included in such payment per share of common stock exceeds the Current Market Price per share of common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer. The adjustment referred to in this clause (7) will generally not be made, however, if, as of the closing of the offer, the offering documents with respect to such offer disclose a plan or an intention to cause ITC/\DeltaCom to consolidate or merge or sell all or substantially all of our assets.

   In the case of:

  .  any reclassification of the common stock or

  . a consolidation, merger or combination involving ITC/\DeltaCom or a sale or conveyance to another person of all or substantially all of the property or assets of ITC/\DeltaCom, in each case, as a result of which holders of common stock shall be entitled to receive stock, other securities, other property or assets, including cash, with respect to or in exchange for the common stock, the holders of the notes then outstanding will generally be entitled after the reclassification, consolidation, merger, combination, sale or conveyance to convert the notes into the kind and amount of shares of stock, other securities or other property or assets, including cash, which they would have owned or been entitled to receive upon the reclassification, consolidation, merger, combination, sale or conveyance had the notes been converted into common stock immediately prior to the reclassification, consolidation, merger, combination, sale or conveyance assuming that a holder of notes would not have exercised any rights of election as to the stock, other securities or other property or assets, including cash, receivable in connection with such transaction.

   If we make a taxable distribution to holders of common stock or in some other circumstances requiring an adjustment to the conversion price, the holders of notes may, in specified circumstances, be deemed to have received a distribution subject to United States income tax as a dividend; in other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of common stock. See "Important United States Federal Income Tax Consequences" below for more information concerning some possible tax consequences of investing in the notes.

   We may from time to time and to the extent permitted by law, reduce the conversion price by any amount for any period of at least 20 days, in which case we shall give at least 15 days' notice of such reduction, if the board of directors of ITC/\DeltaCom has made a determination that the reduction would be in our best interests, which determination shall be conclusive. We may, at our option, make reductions in the conversion price, in addition to those described above, as the board of directors deems advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of stock, or rights to acquire stock, or from any event treated as such for income tax purposes. For more information concerning some possible tax implications of investing in the notes, see "Important United States Federal Income Tax Consequences."

   No adjustment in the conversion price will be required unless it would require a change of at least 1% in the conversion price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for common stock or carrying the right to purchase any of the foregoing.

Provisional Redemption or Nonconversion Election by ITC/\ DeltaCom

   ITC/\DeltaCom may redeem the notes, in whole or in part, at any time prior to May 17, 2002, at a redemption price equal to $1,000 per note to be redeemed plus accrued and unpaid interest, if any, to the date of redemption (the "Provisional Redemption Date"), or ITC/\DeltaCom may make the notes nonconvertible (the "Nonconversion Election") after 30 days' notice at any time before May 17, 2002, if:

  1. the closing price of the common stock shall have exceeded 150% of the conversion price then in effect for at least 20 trading days in any consecutive 30-trading day period ending on the trading day prior to the date of mailing of the notice of provisional redemption or Nonconversion Election (the "Notice Date," which such date shall be no more than 60 nor less than 30 days prior to the Provisional Redemption Date or the date the Nonconversion Election will take effect) and

  2. the shelf registration statement covering resales of the notes and the common stock issuable upon conversion of the notes is effective and available for use and is expected to remain effective and available for use for the 30 days following the Notice Date.

   Upon any Provisional Redemption or Nonconversion Election, ITC/\DeltaCom will make an additional payment in cash (the "Make-Whole Payment") with respect to the notes called for redemption (or all notes in the case of a Nonconversion Election) to holders on the Notice Date in an amount equal to $212.60 per $1,000 note, less the amount of any interest actually paid on such note prior to the Notice Date. ITC/\DeltaCom will be obligated to make the Make-Whole Payment on all notes called for Provisional Redemption (or all notes in the case of a Nonconversion Election), including any notes converted after the Notice Date and prior to the Provisional Redemption Date or the date the Nonconversion Election takes effect.

Optional Redemption by ITC/\DeltaCom

   The notes are not entitled to any sinking fund. At any time on or after May 17, 2002, ITC/\DeltaCom may redeem the notes on at least 30 days' notice as a whole or, from time to time, in part at the following prices, expressed as a percentage of the principal amount, together with accrued interest to, but excluding, the date fixed for redemption:

  1. if redeemed during the period beginning May 17, 2002 and ending May 14, 2003 at a redemption price of 102.571%; and

  2. if redeemed during the 12-month period beginning May 15:

                                                                     Redemption
     Year                                                              Price
     ----                                                            ----------
     2003...........................................................    101.929%
     2004...........................................................    101.286
     2005...........................................................    100.643

and 100% at May 15, 2006; provided that if the redemption date is after an interest payment record date and on or before an interest payment date, then the interest payable on the redemption date shall be payable to the holder of record of the notes on the relevant record date.

   If less than all of the outstanding notes are to be redeemed, the trustee shall select the notes to be redeemed in principal amounts of $1,000 or multiples of $1,000 by lot, or by another method the trustee considers fair and appropriate. If a portion of a holder's notes is selected for partial redemption and such holder converts a portion of such notes, such converted portion shall be deemed to be of the portion selected for redemption.

   We may not give notice of any redemption of notes if a default in payment of interest on the notes has occurred and is continuing.

Redemption at Your Option

   If a Fundamental Change (as defined below) occurs at any time prior to maturity of the notes, each holder of notes shall have the right, at the holder's option, to require ITC/\DeltaCom to redeem any or all of that holder's notes on the date (the "Repurchase Date") that is 30 days after the date of our notice of such Fundamental Change. The notes will be redeemable in multiples of $1,000 principal amount.

   We shall redeem the notes at a price equal to 100% of the principal amount to be redeemed plus accrued interest to, but excluding, the Repurchase Date; provided that, if the Repurchase Date is after an interest record date and on or before an interest payment date, then the interest payable on the Repurchase Date shall be paid to the holder of record of the notes on the relevant record date.

   We will mail to all holders of record of the notes a notice of the occurrence of a Fundamental Change and of the redemption right arising as a result of the Fundamental Change on or before the 30th day after the occurrence of the Fundamental Change. We are also required to deliver to the trustee a copy of such notice. To exercise the redemption right, a holder of notes must deliver, on or before the 30th day after the date of our notice of a Fundamental Change (the "Fundamental Change Expiration Time"), written notice of the holder's exercise of such right, together with the notes to be redeemed, duly endorsed for transfer, to us or an agent designated by us for such purpose. Payment for notes surrendered for redemption, and not withdrawn, prior to the Fundamental Change Expiration Time will be made promptly following the Repurchase Date.

   The term "Fundamental Change" means the occurrence of any transaction or event in connection with which all or substantially all of the common stock shall be exchanged for, converted into, acquired for or constitute solely the right to receive, consideration (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) which is not all or substantially all common stock listed, (or, upon consummation of or immediately following such transaction or event which will be listed), on a United States national securities exchange or approved for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

   We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act to the extent then applicable in connection with the redemption rights of the holders of notes in the event of a Fundamental Change.

   The redemption rights of the holders of notes could discourage a potential acquiror of ITC/\DeltaCom. The Fundamental Change redemption feature, however, is not the result of management's knowledge of any specific effort to obtain control of ITC/\DeltaCom by means of a merger, tender offer, solicitation or otherwise, or part of a plan of management to adopt a series of anti-takeover provisions. The term "Fundamental Change" is limited to specified transactions and may not include other events that might adversely affect our financial condition, nor would the requirement that we offer to repurchase the notes upon a Fundamental Change necessarily afford the holder of the notes protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving ITC/\DeltaCom.

   If a Fundamental Change were to occur, we cannot assure you that ITC/\DeltaCom will have sufficient funds to pay the redemption price for all the notes tendered by the holders. The terms of our credit facility would, and the terms of our Senior Notes and other senior debt may, prohibit the payment of the redemption price. In the event a Fundamental Change occurs at a time when we are prohibited from purchasing or redeeming the notes, we could seek the consent of our then-existing lenders to the purchase of the notes or could attempt to refinance the borrowings that contain such prohibition. If we do not obtain such a consent or repay such borrowings, we would remain prohibited from purchasing or redeeming the notes. In such case, our failure to redeem tendered notes would constitute an Event of Default under the indenture, and may constitute a default under the terms of other indebtedness that we may enter into from time to time. In such circumstances, the subordination provisions in the indenture would likely restrict payments to holders of notes.

Subordination of Notes

   The Indebtedness evidenced by the notes is subordinated to the extent provided in the indenture to the prior payment in full of all Senior Indebtedness of ITC/\DeltaCom. The notes also would be effectively subordinated to all indebtedness and other liabilities, including trade payables and lease obligations, if any, of our subsidiaries.

   Upon any distribution of assets of ITC/\DeltaCom upon any dissolution, winding up, liquidation or reorganization, the holders of Senior Indebtedness will be entitled to receive payment in full, in cash or other payment satisfactory to the holders of Senior Indebtedness, before the holders of the notes will be entitled to receive any payment of the principal of, or premium, if any, and interest, including Liquidated Damages (as defined), if any, on the notes. In the event of any acceleration of the notes because of an Event of Default (as defined), the holders of any Senior Indebtedness then outstanding would be entitled to payment in full in cash or other payment satisfactory to the holders of Senior Indebtedness of all obligations in respect of such Senior Indebtedness before the holders of the notes are entitled to receive any payment or distribution in respect thereof. The indenture will require that we or the trustee promptly notify holders of Designated Senior Indebtedness if payment of the notes is accelerated because of an Event of Default.

   We also may not make any payment upon or in respect of the notes, including upon redemption at the option of the holder of any note or at our option, if:

  . a default in the payment of the principal, premium, if any, interest, rent or other payment obligations in respect of Designated Senior Indebtedness (as defined) occurs and is continuing (a "Payment Default") or

  . any other default occurs and is continuing with respect to Designated Senior Indebtedness that permits a holder of the Designated Senior Indebtedness as to which such default relates to accelerate its maturity and the trustee receives a written notice of such default (a "Payment Blockage Notice") from us or other person permitted to give such notice under the indenture (a "Non-Payment Default").

   Payments on the notes may and shall be resumed:

  a. in case of a Payment Default, upon the date on which such default is cured or waived or ceases to exist and,

  b. in case of a Non-Payment Default, the earlier of the date on which such Non-Payment Default is cured or waived or ceases to exist or 179 days after the date on which the applicable Payment Blockage Notice is received by the trustee if the maturity of such Designated Senior Indebtedness has not been accelerated and no Payment Default with respect to any Designated Senior Indebtedness has occurred which has not been cured or waived (in which case clause (a) shall instead be applicable).

   No new period of payment blockage may be commenced pursuant to a Payment Blockage Notice unless and until:

  . 365 days have elapsed since the initial effectiveness of the immediately prior Payment Blockage Notice and

  . all scheduled payments of principal, premium, if any, and interest (including Liquidated Damages, if any) on the notes that have come due have been paid in full in cash.

   No Non-Payment Default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the trustee shall be, or shall be made, the basis for a subsequent Payment Blockage Notice, unless such Non-Payment Default is based upon facts or events arising after the date of delivery of such Payment Blockage Notice.

   Notwithstanding the foregoing, if the trustee or any holder of the notes receives any payment or distribution of assets of ITC/\DeltaCom of any kind in contravention of any of the subordination provisions of the indenture, whether in cash, property or securities, including, without limitation, by way of set-off or otherwise, in respect of the notes before all Senior Indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Indebtedness or their representatives to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the benefit of the holders of Senior Indebtedness.

   By reason of the subordination provisions described above, in the event of our bankruptcy, dissolution or reorganization, holders of Senior Indebtedness may receive, more, ratably, and holders of the notes may receive less, ratably, than the other creditors of ITC/\DeltaCom. Such subordination will not prevent the occurrence of any Event of Default under the indenture.

   The term "Senior Indebtedness" means the principal of, premium, if any, interest, including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post petition interest is allowable as a claim in any such proceeding, and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, Indebtedness (as defined) of ITC/\DeltaCom, whether outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us, including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements in the foregoing, unless in the case of any particular Indebtedness the instrument creating or evidencing the same or the assumption or guarantee thereof expressly provides that such Indebtedness shall not be senior in right of payment to the notes or expressly provides that such Indebtedness is pari passu with or junior to the notes. Notwithstanding the foregoing, the term Senior Indebtedness shall not include any Indebtedness of ITC/\DeltaCom to any of its subsidiaries, a majority of the voting stock of which is owned, directly or indirectly, by ITC/\DeltaCom.

   The term "Indebtedness" means, with respect to any Person (as defined) and without duplication:

  (a) all indebtedness, obligations and other liabilities, contingent or otherwise, of such Person for borrowed money, including obligations in respect of overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments, and all commitment, standby and other fees due and payable to financial institutions with respect to credit facilities available to such Person, or evidenced by bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole of the assets of such Person or to only a portion thereof, and all obligations of such Person issued or assumed as the deferred purchase price of property or services, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

  (b) all reimbursement obligations and other liabilities, contingent or otherwise, of such Person with respect to letters of credit, bank guarantees or bankers' acceptances;

  (c) all obligations and liabilities, contingent or otherwise, in respect of leases of real or personal property or other assets of such Person required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet of such Person and all obligations and other liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, in connection with the lease of real property which provides that such Person is contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the lessor and the obligations of such Person under such lease or related documents to purchase or to cause a third party to purchase such leased property;

  (d) all obligations of such Person, contingent or otherwise, with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

  (e) all direct or indirect guaranties or similar agreements by such Person in respect of, and obligations or liabilities, contingent or otherwise, of such Person to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another Person of the kind described in clauses (a) through (d);

  (f) any indebtedness or other obligations described in clauses (a) through
      (e) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by such Person, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by such Person; and

  (g) any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (a) through
      (f).

   The term "Designated Senior Indebtedness" means the credit facility, the 11% Senior Notes, the 9 3/4% Senior Notes, the 8 7/8% Senior Notes and any Senior Indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents in which ITC/\DeltaCom is a party) expressly provides that such Senior Indebtedness shall be "Designated Senior Indebtedness" for purposes of the indenture; provided that such instrument, agreement or other document may place limitations and conditions on the right of such Senior Indebtedness to exercise the rights of Designated Senior Indebtedness.

   As of June 30, 1999, excluding the notes, we had approximately $414.9 million of indebtedness outstanding on an unconsolidated basis which would have constituted Senior Indebtedness, and our subsidiaries had approximately $58.9 million of liabilities, including $2.6 million of indebtedness, all of which would have been effectively senior to the notes. The indenture will not limit the amount of additional indebtedness, including Senior Indebtedness, which we can create, incur, assume or guarantee, nor will the indenture limit the amount of indebtedness or other liabilities that any subsidiary can create, incur, assume or guarantee.

   We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by it in connection with its duties relating to the notes. The trustee's claims for such payment will generally be senior to those of the holders of the notes in respect of all funds collected or held by the trustee.

Events of Default; Notice and Waiver

   An Event of Default is defined in the indenture as being:

  . default in payment of the principal of or premium, if any (upon redemption or otherwise), on the notes, whether or not such payment is permitted to be made under the subordination provisions described above;

  . default for 30 days in payment of any installment of interest, including Liquidated Damages, if any, on the notes, whether or not such payment is permitted to be made under the subordination provisions described above;

  . default by ITC/\DeltaCom for 60 days after notice in the observance or performance of any other covenants in the notes or the indenture; or

  . certain events involving bankruptcy, insolvency or reorganization of ITC/\DeltaCom or any of its Significant Subsidiaries.

   The indenture provides that the trustee may withhold notice to the holders of the notes of any default, except of principal or premium, if any, or interest (including Liquidated Damages, if any) with respect to the notes, if the trustee considers it in the interest of the holders of the notes to do so.

   The indenture provides that if an Event of Default shall have occurred and be continuing, the trustee or the holders of not less than 25% in principal amount of the notes then outstanding may declare the principal of, premium, if any, and accrued interest (including Liquidated Damages, if any) on the notes to be due and payable immediately. In the case of certain events of bankruptcy or insolvency of ITC/\DeltaCom, the principal of, premium, if any, and accrued interest (including Liquidated Damages, if any) on the notes shall automatically become and be immediately due and payable. However, if ITC/\DeltaCom shall cure all defaults, except the nonpayment of principal of, premium, if any, and interest (including Liquidated Damages, if any) on any of the notes which shall have become due by acceleration, and certain other conditions are met, with certain exceptions, such declaration may be canceled and past defaults may be waived by the holders of a majority of the principal amount of the notes then outstanding.

   The indenture provides that any payment of principal, premium, if any, or interest (including Liquidated Damages, if any) that is not made when due, whether or not such payment is permitted to be made under the subordination provisions described above, will accrue interest, to the extent legally permissible, at the annual rate set forth on the cover page hereof from the date on which such payment was required under the terms of the indenture until the date of payment.


   The holders of a majority in principal amount of the notes then outstanding shall have the right to direct in writing the time, method and place of conducting any proceedings for any remedy available to the trustee, subject to certain limitations specified in the indenture.

   The indenture provides that no holder of the notes may pursue any remedy under the indenture, except for a default in the payment of principal, premium, if any, or interest (including Liquidated Damages, if any) on the notes, unless such holder shall have previously given to the trustee written notice of a continuing Event of Default, and the holders of at least 25% in principal amount of the outstanding notes shall have made a written request, and offered reasonable indemnity, to the trustee to pursue the remedy, and the trustee shall not have received from the holders of a majority in principal amount of the outstanding notes a direction inconsistent with such request and shall have failed to comply with such request within 60 days after receipt of such request.

Modification of the Indenture

   The indenture contains provisions permitting ITC/\DeltaCom and the trustee, with the consent of the holders of a majority in principal amount of the notes at the time outstanding, to modify the indenture or any supplemental indenture or the rights of the holders of the notes, except that no such modification shall:

  .  extend the fixed maturity of any note;

  .  reduce the rate or extend the time for payment of interest on the notes;

  . reduce the principal amount of the notes or premium, if any, of the notes;

  .  reduce any amount payable upon redemption thereof;

  . change the obligation of ITC/\DeltaCom to redeem any note upon the happening of any Fundamental Change in a manner adverse to the holders of the notes;

  .  impair the right of a holder to institute suit for the payment thereof;

  .  change the currency in which the notes are payable;

  . impair the right to convert the notes into common stock subject to the terms set forth in the indenture; or

  . modify the provisions of the indenture with respect to the subordination of the notes in a manner adverse to the holders of the notes in any material respect;

without the consent of each holder of a note so affected; or reduce the percentage of notes whose holders are required to consent to any such modification of the indenture or any such supplemental indenture, without the consent of the holders of all of the notes then outstanding. The indenture also provides for certain modifications of its terms without the consent of the holders of the notes.

Registration Rights of the Noteholders

   Under a registration rights agreement with the placement agents, we are required at our expense, for the benefit of the holders, to keep the shelf registration statement of which this prospectus is a part effective until the earlier of:

    1. the sale pursuant to the shelf registration statement of all the securities registered thereunder; or

    2. the expiration of the holding period applicable to such securities held by persons that are not affiliates of ITC/\DeltaCom under Rule 144(k) under the Securities Act, or any successor provision, subject to permitted exceptions.

   We will be permitted to suspend the use of the prospectus that is a part of the shelf registration statement under circumstances relating to pending corporate developments, public filings with the SEC and similar events for a period not to exceed 60 days in any three-month period or not to exceed an aggregate of 90 days in any 12-month period. We must pay predetermined liquidated damages ("Liquidated Damages"):

    1. in respect of the notes, at a rate per annum equal to .5% of the principal amount of the notes and

    2. in respect of any shares of common stock issued upon conversion of the notes, at a rate per annum equal to .5% of the then applicable conversion price,

to holders of restricted notes and holders of restricted common stock issued upon conversion of the notes if the prospectus is unavailable for periods in excess of those permitted above.

   A holder who sells notes or common stock issued upon conversion of the notes pursuant to the shelf registration statement generally will be required to be named as a selling stockholder in the related prospectus, deliver a prospectus to purchasers and be bound by certain provisions of the registration rights agreement that are applicable to such holder, including certain indemnification provisions. We will pay all expenses of the shelf registration statement, provide to each registered holder copies of the prospectus and take certain other actions as are required to permit, subject to the foregoing, unrestricted resale of the notes and the common stock issued upon conversion of the notes.

   You may request a copy of the registration rights agreement from ITC/\DeltaCom, the placement agents or the trustee.

Information Concerning the Trustee

   We have appointed U.S. Trust Company of Texas, N.A., as trustee under the indenture and paying agent, conversion agent, registrar and custodian with regard to the notes. United States Trust Company of New York, an affiliate of the trustee, acts as trustee for the other outstanding notes issued by ITC/\DeltaCom, including our 11% Senior Notes, 8 7/8% Senior Notes and 9 3/4% Senior Notes.

Rating of the Notes

   Standard & Poor's Ratings Services has assigned a rating of CCC+ to the notes and Moody's Investors Service has assigned a rating of B3 to the notes. The market price of the notes and the common stock could be materially adversely affected if rating agencies assign the notes a rating lower than that expected by investors.

Notices

   Notices concerning any optional redemption, Provisional Redemption, Nonconversion Election or Fundamental Change shall be given by publication in a leading daily newspaper of general circulation in New York City and in London and by mail sent to each holder. Publication of notices is expected to be made in The Wall Street Journal (Eastern Edition) and the Financial Times.

                          DESCRIPTION OF CAPITAL STOCK

   The following description sets forth the general terms of ITC/\DeltaCom's capital stock. This description does not purport to be complete and is subject to and qualified in its entirety by reference to our certificate of incorporation and our bylaws and the applicable provisions of the Delaware General Corporation Law. For information on how to obtain copies of ITC/\DeltaCom's certificate of incorporation and bylaws, see "Where You Can Find More Information."

Authorized and Outstanding Capital Stock

   Our certificate of incorporation provides that we have authority to issue 90,000,000 shares of our common stock, par value $.01 per share. At September 15, 1999, there were 59,390,426 shares of our common stock issued and outstanding.

   Our certificate of incorporation authorizes our board of directors from time to time and without further stockholder action to provide for the issuance of up to 5,000,000 shares of preferred stock in one or more series, of which 1,750,000 shares have been designated as Series A Convertible Preferred Stock, and to fix the relative rights and preferences of the shares, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. As of the date of this prospectus, our board of directors has not provided for the issuance of any series of preferred stock other than the Series A Preferred Stock, and there are no agreements or understandings for the issuance of any other series of preferred stock. See "-- Series A Preferred Stock." At September 15, 1999, there were 1,480,771 shares of our Series A Preferred Stock issued and outstanding.

   Because of its broad discretion with respect to the creation and issuance of preferred stock without stockholder approval, our board of directors could adversely affect the voting power of the holders of our common stock and, by issuing shares of preferred stock with certain voting, conversion and/or redemption rights, could discourage any attempt to obtain control of ITC/\DeltaCom.

Common Stock

   Voting Rights. Each holder of shares of our common stock is entitled to attend all special and annual meetings of our stockholders. In addition, each holder is entitled, together with the holders of all other classes of stock entitled to attend the special and annual meetings of our stockholders, to cast one vote for each outstanding share of common stock held upon any matter or thing, including, without limitation, the election of one or more directors, properly considered and acted upon by the stockholders.

   Liquidation Rights. The holders of our common stock and the holders of any class or series of stock entitled to participate with the holders of our common stock as to the distribution of assets in the event of any dissolution, liquidation, or winding up of ITC/\DeltaCom, whether voluntary or involuntary, will become entitled to participate in the distribution of any assets of ITC/\DeltaCom remaining after ITC/\DeltaCom has paid, or provided for the payment of, all of its debts and liabilities and after ITC/\DeltaCom has paid, or set aside for payment, to the holders of any class of stock having preference over the common stock in the event of dissolution, liquidation or winding up, the full preferential amounts, if any, to which they are entitled.

   Dividends. Dividends may be paid on the common stock and on any class or series of stock entitled to participate with the common stock as to dividends on an equal per-share basis, but only when and as declared by our board of directors. ITC/\DeltaCom has never paid cash dividends, and the terms of the Senior Note indentures and our revolving credit facility restrict the payment of dividends in the future.

   No holder of our common stock has any preemptive right to subscribe for any of our securities, nor does any holder of our common stock have conversion rights. The rights, privileges, preferences and priorities of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of our Series A Preferred Stock and shares of any series of preferred stock which we may designate and issue in the future. See "--Series A Preferred Stock."

Some Important Charter and Statutory Provisions

     Our certificate of incorporation provides for the division of our board of directors into three classes of directors, each serving staggered, three-year terms. The certificate further provides that any alteration, amendment or repeal of certain sections of the certificate relating to the election and classification of the board of directors, indemnification and the vote requirements for such amendments to the certificate requires the approval of the holders of at least two-thirds of the shares entitled to vote thereon. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of ITC/\DeltaCom.

     ITC/\DeltaCom is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

  . prior to that date, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  . upon consummation of the transaction that resulted in that person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by certain directors or certain employee stock plans; or

  . on or after the date the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized by the affirmative vote, and not by the written consent, of at least two-thirds of the outstanding voting stock, excluding the stock owned by the interested stockholder.

   A "business combination" includes a merger, asset sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, other than the corporation and any direct or indirect majority-owned subsidiary of the corporation, together with affiliates and associates, owns or, as an affiliate or associate, within three years prior, did own, 15% or more of the corporation's outstanding voting stock.

   The certificate of incorporation empowers our board of directors to redeem any of ITC/\DeltaCom's outstanding capital stock, at a price determined by the board, which price shall be at least equal to the lesser of:

  . the fair market value as determined in accordance with the certificate of incorporation; or

  . in the case of a "Disqualified Holder," the lesser of fair market value or such holder's purchase price (if the stock was purchased within one year of such redemption) to the extent necessary to prevent the loss or secure the reinstatement of any license, operating authority or franchise from any governmental agency.

   A "Disqualified Holder" is any holder of shares of stock of ITC/\DeltaCom whose holding of that stock may result in the loss of, or the failure to secure the reinstatement of, any license or franchise from any governmental agency held by ITC/\DeltaCom or any of its subsidiaries to conduct any portion of the business of ITC/\DeltaCom or any of its subsidiaries. Under the Telecommunications Act of 1996, non-U.S. citizens or their representatives, foreign governments or their representatives, or corporations organized under the laws of a foreign country may not own, in the aggregate, more than 20% of a common carrier licensee or more than 25% of the parent of a common carrier licensee if the FCC determines that the public interest would be served by prohibiting such ownership. To implement the United States' World Trade Organization ("WTO") market access commitments, the FCC adopted an "open entry" policy that presumptively favors entry for carriers from WTO Member nations, although the Commission reserves the right to condition or deny licenses to protect competition. Similarly, the FCC may also condition an investment by a foreign telecommunications carrier of greater than 25 percent in a U.S. international carrier.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Listing

   Our common stock is quoted on the Nasdaq National Market under the symbol "ITCD."

Series A Preferred Stock

   Conversion rights. Holders of Series A Preferred Stock have the right, at any time after March 14, 2002, to convert each share of Series A Preferred Stock into one share of our common stock, subject to adjustment for stock splits, stock dividends, recapitalizations and other specified events.

   Liquidation rights. In the event of any dissolution, liquidation or winding up of ITC/\DeltaCom, whether voluntary or involuntary, holders of Series A Preferred Stock will be entitled to receive a distribution of $7.40 per share, plus any dividends declared and unpaid, prior to any payment or distribution of assets to holders of our common stock. Holders of our common stock will then be entitled to any equivalent distribution of $7.40 per share, plus any dividends declared and unpaid, prior to any payment or distribution of assets to holders of our common stock. Holders of Series A Preferred Stock and our common stock will be entitled to share ratably in the distribution of any remaining assets of ITC/\DeltaCom, with holders of Series A Preferred Stock entitled to receive an amount equal to the distribution made in respect of the number of shares of common stock into which the Series A Preferred Stock is then convertible.

   Dividend rights. The holders of Series A Preferred Stock are entitled to receive, when, as and if declared by our board of directors out of funds legally available therefor, dividends in an amount per share of Series A Preferred Stock equal to the dividends payable on the number of shares of common stock into which one share of Series A Preferred Stock is then convertible. So long as any shares of Series A Preferred Stock are outstanding, no dividends may be declared or paid on the common stock or on any class or series of capital stock ranking on a parity with the Series A Preferred Stock as to dividends, unless dividends are also paid on the Series
A Preferred Stock in an amount per share equal to the dividends payable on the number of shares of ITC/\DeltaCom common stock into which one share of Series A Preferred Stock is convertible.

   No redemption rights. The Series A Preferred Stock is not subject to mandatory or optional redemption.

   Voting rights. Except as set forth in the following sentence, holders of Series A Preferred have no voting rights. The affirmative vote of holders of at least two-thirds of the shares of Series A Preferred Stock outstanding is necessary for:

  . the authorization or issuance of any class of stock ranking prior to the Series A Preferred Stock as to dividends or the distribution of assets upon dissolution, liquidation or winding up of ITC/\DeltaCom;

  .  an increase in the authorized or issued amount of Series A Preferred
     Stock; or

  . the amendment, alteration or repeal, whether by merger, consolidation or otherwise, of any provision of the certificate of incorporation that would affect any right, preference or voting power of the Series A Preferred Stock.

            IMPORTANT UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

   The following is a summary of the material United States federal income tax consequences relating to the purchase, ownership, and disposition of the notes and of common stock into which notes may be converted. For purposes of this summary, the Internal Revenue Service is referred to as the "IRS."

   This summary:

  . does not purport to be a complete analysis of all the potential tax consequences that may be material to an investor based on his or her particular tax situation;

  . is based on (1) the provisions of the Internal Revenue Code of 1986, as amended, which is referred to in this summary as the "Code," (2) the applicable Treasury Regulations promulgated or proposed under the Code, which are referred to in this summary as the "Treasury Regulations," and
     (3) judicial authority and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis;

  . deals only with the beneficial owner, or "holder," of a note that will hold notes and common stock into which notes may be converted as "capital assets" (within the meaning of Section 1221 of the Code);

  . does not address tax consequences applicable to holders that may be subject to special tax rules, such as banks, tax-exempt organizations, pension funds, insurance companies, dealers in securities or foreign currencies, persons that will hold notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes, or persons that have a "functional currency" other than the U.S. dollar; and

  .  does not address the tax consequences to persons other than U.S.
     holders.

   ITC/\DeltaCom has not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and we cannot assure you that the IRS will agree with those statements and conclusions. In addition, the IRS is not precluded from successfully adopting a contrary position. This summary does not consider the effect of any applicable foreign, state, local or other tax laws.

   Investors considering the purchase of notes should consult their own tax advisors with respect to the application of the United States federal income and estate tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

   As used herein, the term "U.S. holder" means a beneficial owner of a note or of common stock that is, for United States federal income tax purposes,

  . a citizen or resident, as defined in Section 7701(b) of the Code, of the United States,

  . a corporation, partnership or other entity created or organized under the laws of the United States or political subdivision thereof,

  . an estate the income of which is subject to federal income taxation regardless of its source, or

  . in general, a trust subject to the primary supervision of a United States court and the control of one or more United States persons.

 Payment of Interest

   Interest on a note generally will be includable in the income of a holder as ordinary income at the time the interest is received or accrued according to the holder's method of accounting for United States federal income tax purposes. ITC/\DeltaCom is obligated to pay Liquidated Damages to holders of the notes in circumstances described under "Description of the Notes--Registration Rights of the Noteholders." According to Treasury Regulations, the possibility of an additional payment on the notes will not affect the amount of interest income recognized by a holder (or the timing of such recognition) if the likelihood of the additional payment, as of the date the debt obligations are issued, is remote. ITC/\DeltaCom believes that the likelihood of the payment of Liquidated Damages is remote and does not intend to treat this possibility as affecting the yield to maturity of any note. Notwithstanding the above, if Liquidated Damages are paid, the payments will be treated as interest income when received. Although not free from doubt, ITC/\DeltaCom intends to take the position that the likelihood of payment of the Make-Whole Payment is remote under the Treasury Regulations, and likewise does not intend to treat the possibility of such payment as affecting the yield to maturity of any note. Notwithstanding the above, if a Make-Whole Payment is made in connection with a Nonconversion Election, the payment should be treated as income to the holder. Similarly, ITC/\DeltaCom intends to take the position that the likelihood of a redemption or a repurchase upon a "Fundamental Change" is remote under the Treasury Regulations, and likewise does not intend to treat the possibility of such a redemption or repurchase as affecting the yield to maturity of any note.

   Treasury Regulations relating to original issue discount provide special rules for the treatment of "contingent payment debt instruments" (the "contingent debt regulations"). In general, the holder of a contingent payment debt instrument, including a holder using the cash method of accounting, must accrue interest on the debt instrument as original issue discount over its term based upon a projected payment schedule (subject to subsequent adjustments) determined by the issuer and any gain or (subject to certain limitations) loss recognized by the holder on the sale of the debt instrument will be ordinary rather than capital. Since a contingency that is remote will not cause a debt instrument to be considered a contingent payment debt instrument, ITC/\DeltaCom intends to take the position that the contingent debt regulations do not apply to the notes.

 Market Discount

   If a holder purchases a note at a price that is lower than the principal amount of the note, the holder may be affected by the "market discount" provisions of the Code. The market discount on any note will generally equal:

  .  the principal amount of the note; minus

  .  the price at which the holder purchased the note.

   Subject to a de minimis exception, the market discount provisions generally require the holder to treat as ordinary income any gain recognized on a subsequent disposition or redemption of the note to the extent of the "accrued market discount" at the time of the subsequent disposition. If any note with accrued market discount is converted into common stock, the amount of such accrued market discount generally will be taxable as ordinary income upon disposition of the common stock. Market discount on the note will be treated as accruing on a straight line basis over the term of such note, unless the holder elects to accrue market discount using a constant interest method. In addition, if a holder of a note with market discount incurs or maintains indebtedness to purchase or carry the note, any interest deduction attributable to such indebtedness may be disallowed until the note matures or is disposed of in a taxable transaction.

   A holder may elect to include market discount in income for United States federal income tax purposes as it accrues, using either a ratable or constant interest method. If a holder makes this election, the rule described above requiring the deferral of deductions for interest expense will not apply. If made, the election will apply to all market discount obligations that the holder acquires on or after the first day of the first taxable year to which the election applies, and the election may not be revoked without the consent of the IRS.

 Amortizable Premium

   If a holder purchases a note at a premium over its stated principal amount, plus accrued interest, the holder generally may elect to amortize such premium ("amortizable bond premium") from the purchase date to the note's maturity date under a constant yield method. Amortizable bond premium, however, will not include any premium attributable to a note's conversion feature. The premium attributable to the conversion feature equals:

  .  the purchase price of the note; minus

  . what the note's fair market value would be if there were no conversion feature.

   Also, because the notes may be redeemed at the option of ITC/\DeltaCom at a price in excess of their principal amount, a holder may be required to amortize any bond premium based on the earlier call date and the call price payable at that time. Amortizable bond premium is treated as an offset to interest income on the note and not as a separate deduction, and the holder's tax basis in the note will be reduced by the allowable bond premium amortization.

   An election by a holder to amortize bond premium will apply to all debt obligations owned by the holder on the first day of the first taxable year to which the election relates and to all debt obligations acquired by the holder after that day. The election may not be revoked without the consent of the IRS.

 Sale, Exchange or Redemption of the Notes

   Except as described below under "Conversion of the Notes," upon the sale, exchange or redemption of a note, a holder generally will recognize capital gain or loss equal to the difference between:

  . the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption, except to the extent the amount is attributable to accrued interest not previously included in income which is taxable as ordinary income, and

  .  the holder's adjusted tax basis in the note.

   A holder's adjusted tax basis in a note generally will equal the cost of the note to the holder, less any principal payments on the note previously received by the holder. The capital gain or loss will be long-term if the holder's holding period is more than one year and will be short-term if the holding period is equal to or less than one year. In the case of certain noncorporate taxpayers, including individuals, long-term capital gains are taxed at a maximum rate of 20% and short-term capital gains are taxed at a maximum rate of 39.6%. Corporate taxpayers are subject to a maximum regular tax rate of 35% on all capital gains and ordinary income.

 Constructive Dividends on Notes

   Under certain circumstances, adjustments to the conversion ratio of the notes pursuant to the antidilution provision or otherwise may result in taxable dividends to holders of notes under Section 305 of the Code.

   For example, if at any time:

  . ITC/\DeltaCom makes a distribution of cash or property to its stockholders or purchases common stock and such distribution or purchase would be taxable to such stockholders as a dividend for United States federal income tax purposes (e.g., distributions of evidences of indebtedness or assets of ITC/\DeltaCom, but generally not stock dividends or rights to subscribe for common stock) and, pursuant to the anti-dilution provisions, the conversion rate of the notes is increased, or

  . the conversion rate of the notes is increased at the discretion of ITC/\DeltaCom,

such increase in conversion rate may be deemed to be the payment of a taxable dividend, to the extent of ITC/\DeltaCom's current or accumulated earnings and profits, to holders of notes, pursuant to Section 305 of the Code. Such holders of notes could therefore have taxable income as a result of an event pursuant to which they received no cash or property. While ITC/\DeltaCom believes it presently does not have any current or accumulated earnings and profits, the actual amount of earnings and profits at any time will depend upon the actions and financial performance of ITC/\DeltaCom.

 Conversion of the Notes

   A holder generally will not recognize any income, gain or loss upon conversion of a note into common stock, except to the extent the common stock is considered attributable to accrued interest not previously included in income, which is taxable as ordinary income, or with respect to cash received in lieu of a fractional share of common stock. The holder's tax basis in the common stock received on conversion of a note will be the same as the holder's adjusted tax basis in the note at the time of conversion, reduced by any basis allocable to a fractional share interest, and the holding period for the common stock received on conversion will generally include the holding period of the note converted. However, a holder's tax basis in shares of common stock considered attributable to accrued interest as described above generally will equal the amount of such accrued interest included in income, and the holding period for such shares will begin as of the date of conversion of the notes.

   Cash received in lieu of a fractional share of common stock upon conversion will be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss, measured by the difference between the cash received for the fractional share and the holder's adjusted tax basis in the fractional share.

   If upon conversion following a Provisional Redemption or Nonconversion Election a holder receives additional consideration in the form of a Make-Whole Payment, such additional consideration may be taxable to such holder as additional gain or as ordinary income, or if ITC/\DeltaCom has no current or accumulated earnings and profits, perhaps as a return of capital.

 Dividends on Common Stock

   Generally, distributions will be treated as a dividend, subject to tax as ordinary income, so long as and to the extent that ITC/\DeltaCom has current or accumulated earnings and profits, then as a tax-free return of capital to the extent of the holder's tax basis in the common stock and thereafter as gain from the sale or exchange of such stock. The portion of any distribution treated as a non-taxable return of capital will reduce the holder's tax basis on the common stock.

   In general, a distribution on common stock that qualifies as a dividend because ITC/\DeltaCom has earnings and profits to a corporate holder may qualify for the 70% dividends received deduction if the holder owns less than 20% of the voting power and value of ITC/\DeltaCom's stock, other than any non-voting, non-convertible, non-participating preferred stock and certain other requirements are satisfied. A corporate holder that owns 20% or more of the voting power and value of ITC/\DeltaCom's stock, other than any non-voting, non-convertible, non-participating preferred stock, generally may qualify for an 80% dividends received deduction.

 Sale of Common Stock

   Upon the sale or exchange of common stock, a holder generally will recognize capital gain or loss equal to the difference between:

  . the amount of cash and the fair market value of any property received upon the sale or exchange and

  .  such United States holder's adjusted tax basis in the common stock.

   Such capital gain or loss will be long-term if the holder's holding period is more than one year and will be short-term if the holding period is equal to or less than one year. In the case of certain noncorporate taxpayers, including individuals, long-term capital gains are taxed at a maximum rate of 20% and short-term capital gains are taxed at a maximum rate of 39.6%. A holder's basis and holding period in common stock received upon conversion of a note are determined as discussed above under "Conversion of the Notes." Corporate taxpayers are subject to a maximum regular tax rate of 35% on all capital gains and ordinary income. The deductibility of capital losses is subject to certain limitations.

 Information Reporting and Backup Withholding Tax

   In general, information reporting requirements will apply to payments of principal, premium, if any, and interest on a note, payments of dividends on common stock, payments of the proceeds of the sale of a note and payments of the proceeds of the sale of common stock to certain holders, unless an exception applies. Further, the payer will be required to withhold backup withholding tax at the rate of 31% if:

    (a) the payee fails to furnish a taxpayer identification number, or "TIN," to the payer or establish an exemption from backup withholding,

    (b) the IRS notifies the payer that the TIN furnished by the payee is incorrect,

    (c) there has been a notified payee under-reporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Code or

    (d) there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Code.

   Some holders, including corporations, will be exempt from such backup withholding. Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a credit against the holder's United States federal income tax and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

   Treasury regulations that are generally effective with respect to payments made after December 31, 2000 modify the currently effective information reporting and backup withholding procedures and requirements, and provide presumptions regarding the status of holders when payments to the holders cannot be reliably associated with appropriate documentation provided to the payer. With respect to payments made after December 31, 2000, these "Final Withholding Regulations" will require holders to provide certifications, if applicable, that conform to the requirements of the Final Withholding Regulations. Because the application of the Final Withholding Regulations will vary depending on the holder's particular circumstances, holders are urged to consult their tax advisors regarding the application of the Final Withholding Regulations.

                                SELLING HOLDERS

   The notes were originally issued by ITC/\DeltaCom and sold by the initial purchasers in a transaction exempt from the registration requirements of the Securities Act. Selling holders, which term includes their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and common stock into which the notes are convertible.

   The following table sets forth the name of each selling holder, any material relationship of such holder with ITC/\DeltaCom and the following information as of September 30, 1999:

  .  the amount of notes owned by each selling holder;

  . the maximum amount of notes which may be offered for the account of such selling holder under this prospectus;

  .  the amount of common stock owned by each selling holder; and

  . the maximum amount of common stock which may be offered for the account of such selling holder under this prospectus.

   This information with respect to each selling holder is based upon information provided by or on behalf of such selling holder. The selling holders may offer all, some or none of the notes or common stock into which the notes are convertible. Because the selling holders may offer all or some portion of the notes or the common stock, we cannot estimate the amount of notes or common stock that will be held by the selling holders upon termination of sales pursuant to this prospectus. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act.

                              Principal    Principal
                           Amount of Notes Amount of     Common
                            Beneficially     Notes    Stock Owned     Common
                             Owned Prior    Offered   Prior to the Stock Offered
     Name                  to the Offering   Hereby   Offering(1)    Hereby(2)
     ----                  --------------- ---------- ------------ -------------
Bear Stearns & Co........    $1,375,000    $1,375,000    51,556        51,556
White River Securities
 LLC.....................    $1,375,000    $1,375,000    51,556        51,556
JMG Convertible
 Investments, L.P........    $1,250,000    $1,250,000    46,869        46,869
Triton Capital
 Investments, Ltd........    $5,250,000    $5,250,000   196,850       196,850
Greyhound Lines..........    $  100,000    $  100,000     3,749         3,749
LDG Limited..............    $  150,000    $  150,000     5,624         5,624
TQA Leverage Fund,
 L.P. ...................    $  500,000    $  500,000    18,747        18,747
TQA Vantage Fund, Ltd. ..    $1,000,000    $1,000,000    37,495        37,495
TQA Vantage Plus Fund,
 Ltd. ...................    $  350,000    $  350,000    13,123        13,123
BankAmerica Pension
 Plan....................    $1,000,000    $1,000,000    37,495        37,495
Duckbill & Co............    $1,500,000    $1,500,000    56,242        56,242



Employee Benefit
 Convertible Securities
 Fund....................    $  225,000    $  225,000     8,436         8,436
Nations Capital Income
 Fund....................    $3,550,000    $3,550,000   133,108       133,108
Pacific Innovations Trust
 Capital Income Fund.....    $  225,000    $  225,000     8,436         8,436
Forest Global Convertible
 Fund Series A-5.........    $6,850,000    $6,850,000   256,842       256,842
Sylvan IMA Ltd. c/o
 Forest Investment
 Management LLC..........    $  750,000    $  750,000    28,121        28,121
Forest Performance Fund..    $  135,000    $  135,000     5,061         5,061
Forest Alternative
 Strategies Fund II LP
 Series A 5 M............    $  100,000    $  100,000     3,749         3,749
Forest Alternative
 Strategies Fund II LP
 Series A 5 I............    $  260,000    $  260,000     9,748         9,748
Forest Fulcrum Fund LP...    $3,720,000    $3,720,000   139,482       139,482
Morgan Stanley Dean
 Witter(3)...............    $7,250,000    $7,250,000   271,841       271,841
Bankers Trust, Trustee
 for Chrysler Corp. Emp
 #1 Pension Plan dated
 4/1/89..................    $2,820,000    $2,820,000   105,736       105,736
Chase Manhattan N.A.,
 Trustee for IBM
 Retirement Plan dated
 12/18/45................    $3,845,000    $3,845,000   144,169       144,169
State Street Bank,
 Custodian for GE Pension
 Trust...................    $1,494,000    $1,494,000    56,017        56,017
Franklin & Marshall
 College.................    $  217,000    $  217,000     8,136         8,136
Penn Treaty Network
 America Insurance
 Company.................    $  189,000    $  189,000     7,086         7,086
Value Line Convertible
 Fund, Inc...............    $  500,000    $  500,000    18,747        18,747

                             Principal     Principal
                          Amount of Notes  Amount of      Common
                           Beneficially      Notes     Stock Owned       Common
                            Owned Prior     Offered    Prior to the   Stock Offered
     Name                 to the Offering    Hereby    Offering(1)      Hereby(2)
     ----                 --------------- ------------ ------------   -------------
Alexandra Global
 Investment Fund I
 Ltd. ..................   $  3,000,000   $  3,000,000    112,485         112,485
Partner Reinsurance
 Company, Ltd...........   $    350,000   $    350,000     13,123          13,123
LLT Limited.............   $    180,000   $    180,000      6,749           6,749
Conseco Senior Health
 Insurance Company--
 Convertible............   $    625,000   $    625,000     23,434          23,434
Conseco Health Insurance
 Company--Convertible...   $    625,000   $    625,000     23,434          23,434
Conseco Funds Group--
 Convertible............   $  1,000,000   $  1,000,000     37,495          37,495
RS Midcap Opportunities
 Fund...................   $  1,000,000   $  1,000,000     37,495          37,495
BNP Arbitrage SNC.......   $  3,000,000   $  3,000,000    112,485         112,485
Highbridge International
 LLC....................   $  6,255,000   $  6,255,000    234,533         234,533
AFTRA Health Fund.......   $    250,000   $    250,000      9,373           9,373
Mainstay Convertible
 Fund...................   $  3,000,000   $  3,000,000    112,485         112,485
Coditec International
 Ltd. E (VBL)...........   $     50,000   $     50,000      1,874           1,874
Faria Fund Ltd..........   $     50,000   $     50,000      1,874           1,874
Federated Utility Fund,
 Inc....................   $  7,700,000   $  7,700,000    288,713         288,713
Federated Insurance
 Series, on behalf of
 its Federated Utility
 Fund II................   $    850,000   $    850,000     31,871          31,871
SunAmerica Series Trust,
 on behalf of its
 Federated Utility
 Portfolio..............   $    470,000   $    470,000     17,622          17,622
California Public
 Employees Retirement
 System.................   $  2,000,000   $  2,000,000     74,990          74,990
New York Life Insurance
 & Annuity Corporation..   $  1,750,000   $  1,750,000     65,616          65,616
New York Life Insurance
 Company................   $  5,250,000   $  5,250,000    196,850         196,850
First Mercury Insurance
 Company--Total Return..   $     20,000   $     20,000        749             749




Century National
 Insurance Company......   $    300,000   $    300,000     11,248          11,248
Nalco Chemical Company..   $    250,000   $    250,000      9,373           9,373
State of Oregon Equity..   $  5,325,000   $  5,325,000    199,662         199,662
Delaware PERS...........   $  1,400,000   $  1,400,000     52,493          52,493
ICI American Holdings
 Trust..................   $    600,000   $    600,000     22,497          22,497
Zeneca Holdings Trust...   $    600,000   $    600,000     22,497          22,497
Pacific Life Insurance
 Company................   $  1,000,000   $  1,000,000     37,495          37,495
Pitney Bowes Retirement
 Fund...................   $  2,000,000   $  2,000,000     74,990          74,990
Sage Capital............   $  1,300,000   $  1,300,000     48,743          48,743
                           ------------   ------------  ---------       ---------
 Subtotal...............   $ 96,180,000   $ 96,180,000  3,606,299       3,606,299
Any other holder of
 notes or future
 transferee from any
 such holder(4).........   $  3,820,000   $  3,820,000    143,232(5)      143,232(5)
                           ------------   ------------  ---------       ---------
 Total..................   $100,000,000   $100,000,000  3,749,531       3,749,531
                           ============   ============  =========       =========

--------

(1) Comprises the shares of common stock owned by each selling holder prior to the offering, including the shares of common stock into which the notes held by the selling holder are convertible at the initial conversion rate of $26.67 per share, excluding fractional shares. Fractional shares will not be issued upon conversion of the notes; rather, cash will be paid in lieu of fractional shares, if any. The conversion price and the number of shares of common stock issuable upon conversion of the notes are subject to adjustment under specified circumstances, which are described in more detail under "Description of Notes--Conversion of Notes." Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease from time to time.
(2) Assumes conversion into common stock of the full amount of notes held by the selling holder at the initial conversion rate of $26.67 per share and the offering of those shares by the selling holder pursuant to this prospectus. The conversion price and the number of shares of common stock issuable upon conversion of the notes are subject to adjustment under specified circumstances which are described in more detail under "Description of Notes--Conversion of Notes." Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease from time to time. Fractional shares will not be issued upon conversion of the notes; rather, cash will be paid in lieu of fractional shares, if any. The selling holders may offer and sell pursuant to the prospectus, their notes, the shares of common stock into which the notes are convertible, or both.

(3) Morgan Stanley & Co. Incorporated acted as a placement agent in connection with the offer and sale of the notes in May 1999 and as lead underwriter in the May 1999 public offering and sale of 5.25 million shares of ITC/\DeltaCom's common stock. In addition, Morgan Stanley & Co. Incorporated acted as a placement agent in connection with the offer and sale of our 11% Senior Notes in November 1997, our 8 7/8% Senior Notes in March 1998 and our 9 3/4% Senior Notes in November 1998.

(4) Information concerning other selling holders of notes will be set forth in prospectus supplements from time to time, as required. No holder may offer notes pursuant to this prospectus until such holder is included as a selling holder in a supplement to this prospectus in accordance with the registration rights agreement.

(5) Assumes that any other holders of notes or any future transferee from any such holder does not beneficially own any common stock other than common stock into which the notes are convertible at the conversion price of $26.67 per share.

   Other than as noted above, none of the selling holders has had any material relationship with us or our affiliates within the past three years. The selling holders purchased all of the notes from us in a private transaction on May 12, 1999. All of the notes were "restricted securities" under the Securities Act prior to this registration.

   We agreed with the selling holders to file the registration statement to register the resale of the notes and shares of common stock into which the notes are convertible. We agreed to prepare and file all necessary amendments and supplements to the registration statement to keep it effective until the earlier of:

  .  May 12, 2001 and

  . the date on which the notes and the common stock into which the notes are convertible no longer qualify as "registrable securities" under the registration rights agreement.

   Information concerning the selling holders may change from time to time and any such changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the per share conversion price, and therefore the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease. ITC/\DeltaCom will pay the expenses of registering the notes and common stock being offered by this prospectus.

                              PLAN OF DISTRIBUTION

   The selling holders and their successors, which term includes their transferees, pledgees or donees or their successors, may sell the notes and the common stock into which the notes are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers, which discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved. We will not receive any of the proceeds from this offering.

   The notes and the common stock into which the notes are convertible may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. Such sales may be effected in transactions, which may involve crosses or block transactions:

  . on any national securities exchange or quotation service on which the notes or the common stock may be listed or quoted at the time of sale,

  .  in the over-the-counter market,

  . in transactions otherwise than on such exchanges or services or in the over-the-counter market,

  . through the writing of options, whether such options are listed on an options exchange or otherwise, or

  .  through the settlement of short sales.

In connection with the sale of the notes and the common stock into which the notes are convertible or otherwise, the selling holders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the notes or the common stock into with the notes are convertible and deliver these securities to close out such short positions, or loan or pledge the notes or the common stock into which the notes are convertible to broker-dealers that in turn may sell these securities.

   Our outstanding common stock is listed for trading on the Nasdaq National Market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market and can give no assurance about the development of any trading market for the notes.

   In order to comply with the securities laws of some states, if applicable, the notes and common stock into which the notes are convertible may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock into which the notes are convertible may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

   The selling holders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock into which the notes are convertible may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling holders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

   In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling holder may not sell any notes or common stock described herein and may not transfer, devise or gift such securities by other means not described in this prospectus.

   To the extent required, the specific notes or common stock to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

   We entered into a registration rights agreement for the benefit of holders of the notes to register their notes and common stock under applicable federal and state securities laws under particular circumstances and at specified times. The registration rights agreement provides for cross-indemnification of the selling holders and ITC/\DeltaCom and their respective directors, officers and controlling persons against certain liabilities in connection with the offer and sale of the notes and the common stock, including liabilities under the Securities Act. We will pay all of our expenses and substantially all of the expenses incurred by the selling holders incident to the offering and sale of the notes and the common stock, provided that each selling holder will be responsible for payment of commissions, concessions and discounts of underwriters, broker-dealers or agents.

                                 LEGAL MATTERS

   The validity of the notes and the common stock will be passed upon for ITC/\DeltaCom by its special counsel, Hogan & Hartson L.L.P., Washington,
D.C. Hogan & Hartson L.L.P. also provides legal services to affiliated companies of ITC/\DeltaCom and Campbell B. Lanier, III. Anthony S. Harrington, a partner of the firm, beneficially owns approximately 124,000 shares of the common stock.

                                    EXPERTS

   The consolidated balance sheets of ITC/\DeltaCom, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998 and the related schedule incorporated by reference in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                                 $100,000,000

                                ITC/\DeltaCom

                4 1/2% Convertible Subordinated Notes Due 2006








                                   Prospectus

                           Dated October 1, 1999

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

   The following table sets forth the various expenses in connection with the registration of the notes and common stock offered hereby. ITC/\DeltaCom will bear all of these expenses, including those of the selling securityholders (other than any underwriting discounts or commissions or any agent commissions). All amounts are estimated except for the Securities and Exchange Commission registration fee and Nasdaq National Market Listing fee:

   SEC Registration Fee............................................... $ 27,800
   Nasdaq National Market Listing Fee.................................   17,500
   Printing and Duplicating Expenses..................................   20,000
   Legal Fees and Expenses............................................   60,000
   Accounting Fees and Expenses.......................................    7,500
   Miscellaneous......................................................   25,200
                                                                       --------
     Total............................................................ $158,000
                                                                       ========

Item 15. Indemnification of Directors and Officers

   Under Section 145 of the Delaware General Corporation Law ("DGCL"), a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation's request, in such capacities with another enterprise, against expenses (including attorneys' fees), as well as judgments, fines and settlements in nonderivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The DGCL provides, however, that such person must have acted in good faith and in a manner such person reasonably believed to be in (or not opposed to) the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, the DGCL does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.

   ITC/\DeltaCom's Restated Certificate of Incorporation contains provisions that provide that no director of ITC/\DeltaCom shall be liable for breach of fiduciary duty as a director except for (1) any breach of the directors' duty of loyalty to ITC/\DeltaCom or its stockholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (3) liability under Section 174 of the DGCL; or (4) any transaction from which the director derived an improper personal benefit. Under the Amended and Restated Bylaws of ITC/\DeltaCom, ITC/\DeltaCom is required to advance expenses incurred by an officer or director in defending any such action if the director or officer undertakes to repay such amount if it is determined that the director or officer is not entitled to indemnification. In addition, ITC/\DeltaCom has entered into indemnity agreements with each of its directors pursuant to which ITC/\DeltaCom has agreed to indemnify the directors as permitted by the DGCL. ITC/\DeltaCom has obtained directors and officers liability insurance against certain liabilities, including liabilities under the Securities Act.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, ITC/\DeltaCom has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16. Exhibits

   3.1 Restated Certificate of Incorporation of ITC/\DeltaCom, Inc. Filed as
       Exhibit 3.1 to ITC/\DeltaCom's Registration Statement on Form S-4 (File
       No. 333-71735) and incorporated herein by reference.

   3.2 Amended and Restated Bylaws of ITC/\DeltaCom. Filed as Exhibit 3.2 to
       ITC/\DeltaCom's Registration Statement on Form S-1 (File No. 36683) and incorporated herein by reference.

   4.1 Registration Rights Agreement, dated as of May 12, 1999, by and among
       ITC/\DeltaCom, Inc. and Morgan Stanley & Co. Incorporated, Credit Suisse
       First Boston Corporation, First Union Capital Markets Corp. and
       Nationsbanc Montgomery Securities LLC. Filed as Exhibit 4.1 to
       ITC/\DeltaCom's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999 (File No. 0-23252) and incorporated herein by reference.

   4.3 Form of 4 1/2% Convertible Subordinated Note due 2006. Contained in the
       Indenture filed as Exhibit 4.2 to ITC/\DeltaCom's Quarterly Report on
       Form 10-Q for the quarterly period ended March 31, 1999 (File No. 0-
       23252) and incorporated herein by reference.

   4.4 Form of Common Stock Certificate of the Company. Filed as Exhibit 4.1 to
       ITC/\DeltaCom's Registration Statement on Form S-1 (File No. 333-36683) and incorporated herein by reference.

  +4.5 Form of Registered 4 1/2% Convertible Subordinated Note due 2006.

  +5.1 Opinion of Hogan & Hartson L.L.P. regarding the legality of the notes and the common stock into which the notes are convertible.

 *12.1 Statement Regarding Computation of Ratios.

 +23.1 Consent of Hogan & Hartson L.L.P. (included as part of Exhibit 5.1).

 +23.2 Consent of Arthur Andersen LLP, independent public accountants.

 *24.1 Power of Attorney.

 *25.1 Form T-1 Statement of Eligibility of U.S. Trust Company of Texas, N.A., to act as trustee under the indenture.

--------
+ Filed herewith.

* Previously filed.

Item 17. Undertakings

   (a) The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement.

  Provided, however, that subparagraphs (a)(1)(i) and (a)(1)(ii) above shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in the periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the Offered Securities offered herein, and the offering of such Offered Securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the Securities being registered which remain unsold at the termination of the offering.

   (b) The undersigned Registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the Offered Securities offered herein, and the offering of such Offered Securities at that time shall be deemed to be the initial bona fide offering thereof.

   (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to existing provisions or arrangements whereby the Registrant may indemnify a director, officer or controlling person of the Registrant against liabilities arising under the Securities Act of 1933, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Point, State of Georgia, on this 1st day of October, 1999.

                                          ITC/\Deltacom, Inc.

                                                  /s/ Douglas A. Shumate
                                          By: _________________________________
                                              Douglas A. Shumate Senior Vice
                                               President and Chief Financial
                                                          Officer

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----

     /s/ Campbell B. Lanier, III       Chairman, Director           October 1, 1999
______________________________________
       Campbell B. Lanier, III

         /s/ Andrew M. Walker          Chief Executive Officer,     October 1, 1999
______________________________________  Vice Chairman and
           Andrew M. Walker             Director (Principal
                                        executive officer)

        /s/ Douglas A. Shumate         Senior Vice President and    October 1, 1999
______________________________________  Chief Financial Officer
          Douglas A. Shumate            (Principal financial
                                        officer and principal
                                        accounting officer)

        /s/ Donald W. Burton*          Director                     October 1, 1999
______________________________________
           Donald W. Burton

       /s/ Malcom C. Davenport*        Director                     October 1, 1999
______________________________________
         Malcom C. Davenport

        /s/ Robert A. Dolson*          Director                     October 1, 1999
______________________________________
           Robert A. Dolson

         /s/ O. Gene Gabbard*          Director                     October 1, 1999
______________________________________
           O. Gene Gabbard

         /s/ William T. Parr*          Director                     October 1, 1999
______________________________________
           William T. Parr

              Signature                          Title                   Date
              ---------                          -----                   ----

      /s/ William H. Scott, III                 Director            October 1, 1999
______________________________________
        William H. Scott, III

      /s/ William B. Timmerman*                 Director            October 1, 1999
______________________________________
        William B. Timmerman*

       /s/ James H. Black, Jr.                  Director            October 1, 1999
______________________________________
         James H. Black, Jr.



     /s/ Douglas A. Shumate
*By: _______________________

 Douglas A. Shumate (Attorney-in-
            Fact)

                               INDEX TO EXHIBITS

   3.1 Restated Certificate of Incorporation of ITC/\DeltaCom, Inc. Filed as
       Exhibit 3.1 to ITC/\DeltaCom's Registration Statement on Form S-4 (File
       No. 333-71735) and incorporated herein by reference.

   3.2 Amended and Restated Bylaws of ITC/\DeltaCom. Filed as Exhibit 3.2 to
       ITC/\DeltaCom's Registration Statement on Form S-1 (File No. 36683) and incorporated herein by reference.

   4.1 Registration Rights Agreement, dated as of May 12, 1999, by and among
       ITC/\DeltaCom, Inc. and Morgan Stanley & Co. Incorporated, Credit Suisse
       First Boston Corporation, First Union Capital Markets Corp. and
       Nationsbanc Montgomery Securities LLC. Filed as Exhibit 4.1 to
       ITC/\DeltaCom's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999 (File No. 0-23252) and incorporated herein by reference.

   4.2 Indenture, dated as of May 12, 1999, between ITC/\DeltaCom, Inc. and U.S.
       Trust Company of Texas, N.A., as Trustee. Filed as Exhibit 4.2 to
       ITC/\DeltaCom's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999 (File No. 0-23252) and incorporated herein by reference.

   4.3 Form of 4 1/2% Convertible Subordinated Note due 2006. Contained in the
       Indenture filed as Exhibit 4.2 to ITC/\DeltaCom's Quarterly Report on
       Form 10-Q for the quarterly period ended March 31, 1999 (File No. 0-
       23252) and incorporated herein byreference.

   4.4 Form of Common Stock Certificate of the Company. Filed as Exhibit 4.1 to
       ITC/\DeltaCom's Registration Statement on Form S-1 (File No. 333-36683) and incorporated herein by reference.

  +4.5 Form of Registered 4 1/2% Convertible Subordinated Notes due 2006.

  +5.1 Opinion of Hogan & Hartson L.L.P. regarding the legality of the notes and the common stock into which the notes are convertible.

 *12.1 Statement Regarding Computation of Ratios.

 +23.1 Consent of Hogan & Hartson L.L.P. (included as part of Exhibit 5.1).

 +23.2 Consent of Arthur Andersen LLP, independent public accountants.

 *24.1 Power of Attorney.

 *25.1 Form T-1 Statement of Eligibility of U.S. Trust Company of Texas, N.A., to act as trustee under the indenture.

--------
+  Filed herewith.

*  Previously filed.